Exhibit 99.1

Mineral Resource Estimation of the Esperanza Gold Project, Morelos State, Mexico

Prepared for Alamos Gold Inc.

By Kirkham Geosystems Ltd.

March 1, 2014

Qualified Person:

Garth Kirkham, P.Geo., Kirkham Geosystems Ltd.

Burnaby, BC | 604.529.1070 | microlynx1@shaw.ca

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TABLE OF CONTENTS

1 SUMMARY	1-1

2 INTRODUCTION	2-1

2.1 SOURCE OF DATA	2-1
2.2 SCOPE OF PERSONAL INSPECTIONS	2-1
2.3 UNITS OF MEASURE	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

4.1 PROPERTY AREA AND LOCATION	4-1
4.2 MINERAL TENURE	4-1
4.3 TITLE, ACCESS AND OBLIGATIONS	4-4
4.4 AGREEMENTS AND ENCUMBRANCES	4-5
4.5 ENVIRONMENTAL LIABILITIES	4-5
4.6 PERMITTING	4 5

5 ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

5.1 ACCESSIBILITY AND LOCAL RESOURCES	5-1
5.2 TOPOGRAPHY, ELEVATION AND VEGETATION	5-1
5.3 CLIMATE	5-1
5.4 INFRASTRUCTURE	5-2

6 HISTORY	6-1

6.1 PAST EXPLORATION AND DEVELOPMENT	6-1
6.2 HISTORIC MINERAL RESOURCE ESTIMATES	6-2
6.3 HISTORIC PRODUCTION	6-3
6.4 2011 PRELIMINARY ECONOMIC ASSESSMENT	6-3
6.4.1 Metallurgical and Heap Leach Analysis	6-4
6.4.2 Mining and Processing	6-4
6.4.3 Capital Costs	6-5
6.4.4 Operating Costs	6-5
6.4.5 NPV and IRR	6-5

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1

7.1 REGIONAL GEOLOGY	7-1
7.2 REGIONAL TECTONIC SETTING	7 2
7.3 LOCAL AND PROPERTY GEOLOGY	7-2
7.4 MINERALIZATION	7-6

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

9.1 PRE-2003 EXPLORATION	9-1
9.2 2003-2014 EXPLORATION	9-1
9.2.1 Geological Mapping and Outcrop Sampling	9-2
9.2.2 Soil Geochemical Survey	9-5

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9.2.3 Ground Magnetic Survey	9-9
9.3 REGIONAL EXPLORATION	9-11
9.3.1 Adjacent Prospects	9-13
9.3.2 Outlying Prospects	9-13

10 DRILLING	10-1

10.1 TECK DRILLING, 1998	10-3
10.2 ESM DRILLING	10-4
10.2.1 ESM Phase 1 Drilling	10-5
10.2.2 ESM Phase 2 Drilling	10-5
10.2.3 ESM Phase 3 Drilling	10-5
10.2.4 ESM Phase 4 Drilling	10-6
10.2.5 ESM Phase 5 Drilling	10-6

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1

11.1 SAMPLE METHOD AND APPROACH PRIOR TO 2003	11-1
11.2 ESM SAMPLING METHOD AND APPROACH	11-2
11.2.1 ESM Soil Sampling	11-2
11.2.2 ESM Selective Outcrop or Float Sampling	11-2
11.2.3 ESM Channel Sampling	11-3
11.2.4 ESM Core Sampling	11-3
11.2.5 ESM RC Sampling	11-4
11.2.6 RC and Core Twin Hole Comparison	11-4
11.2.7 RC Fines Overflow Analysis	11-7
11.3 SAMPLE DATABASE	11-8
11.4 SAMPLE PREPARATION, ANALYSES AND SECURITY PRIOR TO 2003	11-8
11.5 ESM SAMPLE PREPARATION, ANALYSES AND SECURITY	11-9
11.5.1 Sample Preparation, Assaying and Analytical Procedures	11-9
11.5.2 Laboratory Certification	11-10
11.5.3 ESM Quality Control Measures	11-10
11.5.4 Standard Reference Materials	11-11
11.5.5 Blank Samples	11-24
11.5.6 Original Pulp and Duplicate Sample Analysis	11-25

12 DATA VERIFICATION	12-1

12.1 INDEPENDENT DRILL ASSAY DATABASE AUDIT	12-2
12.2 ESM INTERNAL DATA VERIFICATION	12-3

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

13.1 SGS METALLURGICAL TESTING	13-1
13.2 CAMP METALLURGICAL TESTING	13-1
13.3 LYNTEK METALLURGICAL TESTING	13-2
13.3.1 Summary of Previous Metallurgical Tests	13-2
13.3.2 Bottle Roll Tests	13-5
13.3.3 Laboratory Testing 2010-2011	13-5
13.3.4 Results	13-7
13.4 DESIGN CRITERIA	13-9
13.5 PLANT MASS BALANCE	13-10

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14 MINERAL RESOURCE ESTIMATE	14-1

14.1 DATA EVALUATION	14-1
14.2 COMPUTERIZED GEOLOGIC AND DOMAIN MODELING	14-1
14.3 TOPOGRAPHY	14-5
14.4 COMPOSITES	14-6
14.5 OUTLIERS	14-10
14.6 SPECIFIC GRAVITY	14-11
14.7 BLOCK MODEL DEFINITION	14-11
14.8 VARIOGRAPHY	14-13
14.9 MINERAL RESOURCE CLASSIFICATION	14-19
14.9.1 Confidence Interval Estimation	14-19
14.9.2 Drill Hole Grid Spacing	14-20
14.9.3 Indicator Variograms	14-22
14.9.4 Classification of Resources	14-22
14.10 MINERAL RESOURCES	14-23
14.11 MODEL VALIDATION	14-26

15 ADJACENT PROPERTIES	15-1

16 OTHER RELEVANT DATA AND INFORMATION	16-1

17 INTERPRETATION AND CONCLUSIONS	17-1

18 RECOMMENDATIONS	18-1

19 REFERENCES	19-1

20 DATE AND SIGNATURES	20-1

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LIST OF TABLES

Table 1.1: Summary of Drilling	1-2
Table 1.2: Mineral Resources for Esperanza at a 0.2 g/t Au Cut-off Grade, March 1, 2014	1-2
Table 2.1: Units of Measure	2-2
Table 2.2: Frequently Used Acronyms and Abbreviations	2-3
Table 4.1: Esperanza Mining Concessions	4-4
Table 6.1: 2011 Esperanza Resources Reported at a 0.30 g/t Gold Equivalent Cut-off	6-3
Table 6.2: 2012 Esperanza Resources Reported at a 0.30 g/t Gold Equivalent Cut-off	6-3
Table 6.3: Summary of NPV and IRR	6-5
Table 7.1: Mineral Paragenesis as Currently Observed for the Esperanza Deposit	7-7
Table 9.1: Quartz Vein and Related Samples in Intrusive	9-5
Table 9.2: Range in Soil Geochemistry for Silver and Gold	9-6
Table 10.1: Summary of Drilling	10-2
Table 10.2: Teck Drill Hole Intervals of Interest	10-4
Table 11.1: Twin Hole Select Interval Comparison for Au Values	11-7
Table 11.2: Summary of QC Samples Checked by Primary and Secondary Laboratories	11-11
Table 11.3: Standards Used for the Esperanza Gold Project	11-12
Table 11.4: NP2 Standard Secondary Lab Checks	11-13
Table 11.5: Pulp and Duplicate Summary	11-25
Table 13.1: Summary of Bottle Roll Test-work Reported	13-3
Table 13.2: Overall Plant Performance from Design Criteria	13-9
Table 13.3: Heap Leach Operation Schedule from Design Criteria	13-10
Table 13.4: Overall Mass Balance for Leaching and Precious Metal Recovery	13-11
Table 14.1: Interpolation Parameters	14-17
Table 14.2: Mineral Resources for Esperanza at a 0.2 g/t Au Cut-off Grade (rounded), March 1, 2014	14-25
Table 14.3: Mineral Resources by Class and Cut-off Sensitivity (Rounded)	14-26

Table 1.1: Summary of Drilling	1-2
Table 1.2: Mineral Resources for Esperanza at a 0.2 g/t Au Cut-off Grade, March 1, 2014	1-2
Table 2.1: Units of Measure	2-2
Table 2.2: Frequently Used Acronyms and Abbreviations	2-3
Table 4.1: Esperanza Mining Concessions	4-4
Table 6.1: 2011 Esperanza Resources Reported at a 0.30 g/t Gold Equivalent Cut-off	6-3
Table 6.2: 2012 Esperanza Resources Reported at a 0.30 g/t Gold Equivalent Cut-off	6-3
Table 6.3: Summary of NPV and IRR	6-5
Table 7.1: Mineral Paragenesis as Currently Observed for the Esperanza Deposit	7-7
Table 9.1: Quartz Vein and Related Samples in Intrusive	9-5
Table 9.2: Range in Soil Geochemistry for Silver and Gold	9-6
Table 10.1: Summary of Drilling	10-2
Table 10.2: Teck Drill Hole Intervals of Interest	10-4
Table 11.1: Twin Hole Select Interval Comparison for Au Values	11-7
Table 11.2: Summary of QC Samples Checked by Primary and Secondary Laboratories	11-11
Table 11.3: Standards Used for the Esperanza Gold Project	11-12
Table 11.4: NP2 Standard Secondary Lab Checks	11-13
Table 11.5: Pulp and Duplicate Summary	11-25
Table 13.1: Summary of Bottle Roll Test-work Reported	13-3

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Table 13.2: Overall Plant Performance from Design Criteria	13-9
Table 13.3: Heap Leach Operation Schedule from Design Criteria	13-10
Table 13.4: Overall Mass Balance for Leaching and Precious Metal Recovery	13-11
Table 14.1: Interpolation Parameters	14-17
Table 14.2: Mineral Resources for Esperanza at a 0.2 g/t Au Cut-off Grade (rounded), March 1, 2014	14-25
Table 14.3: Mineral Resources by Class and Cut-off Sensitivity (Rounded)	14-26

LIST OF FIGURES

Figure 4-1: Cerro Jumil Location Map	4-1
Figure 4-2: Esperanza Concessions Map	4-3
Figure 7-1: Esperanza Geology Map	7-3
Figure 7-2: Limestone with Marble	7-5
Figure 7-3: Light Medium Grained Marble	7-5
Figure 7-4: White Course Grained Marble	7-6
Figure 7-5: Skarn-Calcsilicate Minerals	7-6
Figure 8-1: Photomicrograph of prograde skarn showing the fine-grained granoblastic texture comprised of pyroxene and minor garnet. The grain size is of the order of 0.2 mm	8-1
Figure 8-2: Photomicrograph prograde skarn showing the fine-grained granoblastic texture, with acicular crystals of wollastonite and pyroxene	8-2
Figure 8-3: Photomicrograph of sample PS-1 showing the presence of radial-fibrous actinolite, assimilating to crystals of granular (~0.2 mm in diameter)	8-3
Figure 8-4: Photomicrograph showing the retrograde alteration with quartz veinlets covering the prograde phase of Pyroxene. Thin section of sample 199353 with 1.33 ppm gold	8-4
Figure 9-1: Rock Sample Gold Geochemistry and Location Map	9-3
Figure 9-2: Gold in Soil Geochemical Survey	9-7
Figure 9-3: Silver in Soil Geochemical Survey	9-8
Figure 9-4: Ground Magnetic Survey Map Showing Total Field Intensity	9-10
Figure 9-5: Esperanza Exploration Targets	9-12
Figure 10-1: Layne Drilling RC Drill	10-1
Figure 10-2: Intercore Diamond Core Drill	10-1
Figure 10-3: Drill Hole Location Map (Red=RC, Yellow=DDH)	10-3
Figure 11-1: Twin Hole Comparison between Core and RC Drill Methods	11-6
Figure 11-2: Gold and Silver Results for Hazen Research NP2 and NBG Standards	11-13
Figure 11-3: Rocklabs Standard OxC44	11-14
Figure 11-4: Rocklabs Standard OxD43	11-15
Figure 11-5: Rocklabs Standard OxG38	11-16
Figure 11-6: Rocklabs Standard OxH52	11-17
Figure 11-7: Rocklabs Standard OxG70	11-18
Figure 11-8: Rocklabs Standard OxD73	11-18
Figure 11-9: OREAS Standard 61d - Gold	11-19
Figure 11-10: OREAS Standard 61d - Silver	11-19
Figure 11-11: Rocklabs OxN77 Standard	11-20
Figure 11-12: Rocklabs OxG83 Standard	11-20
Figure 11-13: Rocklabs OxD87 Standard	11-21
Figure 11-14: Rocklabs OxD73 Standard	11-21
Figure 11-15: Rocklabs OxN49 Standard	11-22

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Figure 11-16: Rocklabs SE44 Standard	11-22
Figure 11-17: Rocklabs SI54 Standard	11-23
Figure 11-18: Rocklabs OxF85 Standard	11-23
Figure 11-19: Gold and Silver Results in QC Blank Samples	11-24
Figure 11-20: AVRD Charts for Gold and Silver Field Duplicates, Phase 3 Drill Program	11-26
Figure 11-21: AVRD Charts for Gold and Silver Field Duplicates, Phase 1 and 2 Drill Programs	11-27
Figure 11-22: AVRD Chart for Field Duplicates between ALS Chemex and SGS Mexico	11-28
Figure 11-23: AVRD Chart for Secondary Lab Pulp Checks	11-30
Figure 12-1: Original Sample Scatter Plot	12-2
Figure 12-2: Duplicate Sample Scatter Plot	12-2
Figure 13-1: Au Recovery vs. Head Grade from Report 5	13-4
Figure 13-2: Extraction from Column Tests in Report 1 (Final report SGS-37-07, May 2008)	13-5
Figure 14-1: Plan View Showing Drill Holes Used in Resource Estimate	14-1
Figure 14-2: Section View (looking N55[o] E) of the Hand-Drawn Geological Interpretations	14-2
Figure 14-3: Section View Showing Geological Units	14-3
Figure 14-4: Plan View Showing Mineralized Solids	14-4
Figure 14-5: Drill Hole Database Showing Grades and Lithology Codes	14-5
Figure 14-6: Plan View 3D Gridded Topography by Contour Range	14-6
Figure 14-7: Histogram of Assay Interval Lengths	14-7
Figure 14-8: Box Plot for Gold Composites by Zone	14-8
Figure 14-9: Box Plot for Silver Composites by Zone	14-9
Figure 14-10: Plan View of Mineralized Units	14-9
Figure 14-11: Cumulative Frequency Plot for Gold (1.5-m Composites)	14-10
Figure 14-12: Cumulative Frequency Plot for Silver (1.5-m Composites)	14-11
Figure 14-13: Block Model Limits	14-12
Figure 14-14: Location of Grid and Model Limits	14-12
Figure 14-15: Example of Correlograms for the Mineralized Units	14-14
Figure 14-16: Geostatistical Model for Gold used for Estimation within the	14-15
Mineralized Units	14-15
Figure 14-17: Geostatistical Model for Silver used for Estimation within	14-15
Mineralized Units	14-15
Figure 14-18: Geostatistical Model for Gold used for Estimation within the Country Rock	14-16
Figure 14-19: Geostatistical Model for Silver used for Estimation within the Country Rock	14-16
Figure 14-20: Plan View of Block Model Showing Gold Grade Model	14-18
Figure 14-21: Plan View of Block Model Showing Silver Grade Model	14-18
Figure 14-22: Section of Block Model with Gold Grades Shown with Geology, Topography, and Drill Holes	14-19
Figure 14-23: Relative Confidence Limits	14-21
Figure 14-24: Optimized Pit with Block Model	14-24
Figure 14-25: Pit Optimization for Reasonable Prospect Test	14-25

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1	SUMMARY

This report is based primarily on data compiled, supplied and generated by Esperanza Resources Corporation. In addition, substantive excerpts and information were extracted and excerpted from the most recent NI43-101 Technical Report authored by DMT Geosciences and Riaan Herman Consulting titled “Cerro Jumil Project, 2012 Mineral Resource Estimate” (Herman et al, 2012).

This Technical Report was prepared by Garth Kirkham, P.Geo., Kirkham Geosystems Ltd. The report was commissioned by Alamos Gold Inc. and the resources reported herein will form the basis for ongoing advanced studies.

This Technical Report was written in compliance with disclosure and reporting requirements set forth in the Canadian Securities Administrators National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1 (collectively referred to as NI 43-101).

Garth Kirkham, P. Geo., visited the property on February 17-18, 2014. The site visit included an inspection of the mine site infrastructure, core logging facilities, offices, outcrops, core storage facilities, core receiving area, and a tour of the major population centres and surrounding towns.

On August 30, 2013, the Company (Alamos Gold Inc.) completed the acquisition of Esperanza Resources Corporation (“Esperanza”), and its wholly-owned Esperanza Gold Project (formerly referred to as the Cerro Jumil gold project) located in Morelos State, Mexico.

In September 2011, Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project. In June 2013 Esperanza received notification from the Mexican federal permitting authority (“SEMARNAT”) that the initial environmental permit application (known as the MIA) had not received approval.

The Esperanza Gold Project is located 80 km south of Mexico City and 12 km from Cuernavaca in the State of Morelos. The property is accessed by a paved road to 7 km north of Alpuyeca along Morelos Highway 95 to where a dirt road turns off to the landfill, and then continues 2.75 km onto the property. The road is passable year round by two-wheel-drive vehicles.

The Esperanza Gold Project is located within the physiographic province of the Sierra Madre del Sur (Raisz, 1959), an orogenic belt that extends for 1,100 km northwest-southeast from the south pacific coast of Mexico. Within this orogenic belt is the Guerrero gold belt which includes the gold skarn deposits of southern Mexico, including Los Filos, Nukay, and Bermejal. Mineralization at Esperanza is associated with the intrusion of a stock of Granodiorite composition into the carbonate rocks of Guerrero-Morelos Platform, specifically the rocks of Xochicalco Formation (Fries, 1960). Spatially related to the intrusive contact with the carbonate rocks are varying degrees of skarn and marble development. Primary mineralization consists of gold and, to a lesser extent, silver associated with the skarn zones spatially related to the intrusive. All exploration drilling to date is summarized in Table 1.1.

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TABLE 1.1: SUMMARY OF DRILLING

Drilling Method	Metres	Holes
Reverse Circulation	42,124	245
Diamond Core	27,592	144
Total	69,716	389
Teck Core Drilling 1998	822	4
ESM Phase 1 Core Drilling	1,168	8
ESM Phase 2 Core Drilling	3,672	23
ESM Phase 3 Core Drilling	6,907	33
ESM Phase 3 RC Drilling	19,464	106
ESM Phase 4 RC Drilling	9,469	74
ESM Phase 5 RC Drilling	13,191	65
ESM Phase 5 Core Drilling	14,943	76
Total	69,716*	389

The 2014 mineral resources are listed in Table 1.2 for gold and silver. These mineral resources are listed at a base case cut-off grade of 0.2 g/t gold.

TABLE 1.2: MINERAL RESOURCES FOR ESPERANZA AT A 0.2 G/T AU CUT-OFF GRADE, MARCH 1, 2014

CLASS	TONNES	AU g/t	AG g/t	AU ounces	AG Ounces
MEASURED	7,620,000	0.567	4.6	158,000	1,151,000
INDICATED	68,018,000	0.645	4.7	1,349,000	15,395,000

MEASURED & INDICATED	75,638,000	0.637	4.688	1,507,000	16,546,000

INFERRED	6,746,000	0.737	4.8	135,000	1,722,000

Resources were calculated at a 0.2 g/t gold cut-off, measured and indicated 1,507,000 ounces of gold and 16,546,000 ounces of silver, with an additional inferred resource of 135,000 ounces of gold and 1,722,000 ounces of silver.

Further work is justified to proceed towards an updated Preliminary Economic Assessment followed potentially by a Pre-feasibility study should the results be positive.

Opportunities lie in exploration potential outside of the main resource area. The main significant risk to the project is that the state government appears to not view mining activity as a positive development and may potential resist the company’s efforts.

In order to further evaluate the economic viability and advance the Esperanza Gold Project, the following recommendations should be considered in 2014:

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—	Continue density measurements and analysis.
—	Revise lithological interpretations to increase continuity and confidence.
—	Interpret and model alteration.
—	Continue with advanced metallurgical studies.
—	Continue environmental/archeological studies.
—	Continue with activities related to and completion of PEA/Pre-feasibility Study.
—	Continue support and positive involvement in local communities.

An approximate budget for the above, not including a potential Pre-feasibility Study would be US$350,000-US$550,000 as no further drilling is required. Costs for a Pre-feasibility level study will require detailed costing and firm quotes.

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2	INTRODUCTION

This Technical Report was prepared by Garth Kirkham, P.Geo., Kirkham Geosystems Ltd. The report was commissioned by Alamos Gold Inc. and the resources reported herein will form the basis for ongoing advanced studies.

This Technical Report was written in compliance with disclosure and reporting requirements set forth in the Canadian Securities Administrators National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1 (collectively referred to as NI 43-101).

2.1  SOURCE OF DATA

This report is based primarily on data compiled, supplied and generated by Esperanza Resources Corporation. In addition, substantive excerpts and information has extracted and excerpted from the most recent NI43-101 Technical Report authored by DMT Geosciences and Riaan Herman Consulting titled “Cerro Jumil Project, 2012 Mineral Resource Estimate” (Herman et al, 2012).

2.2  SCOPE OF PERSONAL INSPECTIONS

Garth Kirkham, P. Geo., visited the property on February 17-18, 2014. The site visit included an inspection of the mine site infrastructure, core logging facilities, offices, outcrops, core storage facilities, core receiving area, and a tour of the major population centres and surrounding towns.

2.3  UNITS OF MEASURE

All measurements are reported in metric units. Tables 2.1 and 2.2 show the units of measure and acronyms and abbreviations used in this report.

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TABLE 2.1: UNITS OF MEASURE

Type	Unit	Unit Abbreviation	Si Conversion[1]
area	acre	acre	4,046.86 m2
area	hectare	ha	10,000 m2
area	square kilometre	km2	100 ha
area	square mile	mi2	259.00 ha
concentration	grams per metric ton	g/t	1 part per million
concentration	troy ounces per short ton	oz/ton	34.28552 g/t
length	foot	ft	0.3048 m
length	metre	m	Si base unit
length	kilometre	km	Si base unit
length	centimetre	cm	Si base unit
length	mile	mi	1,609.34 km
length	yard	yd	0.9144 m
mass	gram	g	Si base unit
mass	kilogram	kg	Si base unit
mass	troy ounce	oz	31.10348 g
mass	metric ton	t, tonne	1,000 kg
mass	short ton	T, ton	2,000 lbs
time	million years	Ma	million years
volume	cubic yard	cu yd	0.7626 m3
temperature	degrees Celsius	°C	Degrees Celsius[2]
temperature	degrees Fahrenheit	°F	°F=°C x 9/5 +32

Note:	[1] Si refers to International System of Units.
[2] Degrees Celsius in not an SI unit, but is the standard for temperature.

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TABLE 2.2: FREQUENTLY USED ACRONYMS AND ABBREVIATIONS

AAS or AA	atomic absorption spectrometry
ACME	ACME Analytical Laboratories Ltd.
AES	atomic emission spectrometry
Ag	silver
As	arsenic
Au	gold
Ba	barium
C	Celsius
CDN$	Canadian dollars
CIM	Canadian Institute of Mining
cm	centimetre
COG	cut-off grade
Cu	copper
DDH	diamond drill hole
E	east
EA	Environmental Assessment
ESM	Esperanza Silver de Mexico, SA de CV
ft	feet
g/t	grams per tonne
ICP	induced coupled plasma
IPL	International Plasma Lab Ltd.
K	potassium
kg	kilogram = 2.206.5 pounds
km	kilometre = 0.6214 mile
kWh/m3	kilowatt-hour per cubic meter
L	litre
LoM	life of mine
m	metre = 3.2808 feet
M	million
Ma	million years old
MLP	Mined Land Reclamation Plan
mm	millimetre
Mo	molybdenum
MP	Mexican Pesos
MVA	megavolt ampere
µm	micron = one millionth of a metre
N	north
Na	sodium
NPV	net present value
NSR	net smelter royalty
oz	troy ounce (12 oz to 1 pound)
Pb	lead
PEA	Preliminary Economic Assessment
PIMA	Portable Infrared Mineral Analyzer
ppm	parts per million
ppb	parts per billion
QA/QC	quality assurance/quality control
RC	reverse-circulation drilling method
RCS	Recursos Cruz del Sur S.A. de C.V.
RHD	relative half difference
RQD	rock quality designation
S	south

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SEM	scanning electron microscope
t	metric tonne
T	short ton
Teck	Teck Resources Ltd.
U.S.	United States
US$	United States Dollars
UTM	Universal Transverse Mercator
W	west
Zn	zinc

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3	RELIANCE ON OTHER EXPERTS

Information related to the purchase of Esperanza Resources Ltd. by Alamos Gold Inc., royalty arrangements and tenure have been supplied by Alamos Gold Inc. The author has not sought a legal opinion and the author is not an expert with respect to these matters. The author is relying on this information to be accurate and valid.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1  PROPERTY AREA AND LOCATION

The Esperanza Gold property, centred at 18°46’ N, 99°16’ W, is located 80 km south of Mexico City and 12 km from Cuernavaca in the State of Morelos. The property is 3 km from a paved road and is easily accessible year round. The Cerro Jumil location map is shown in Figure 4-1.

FIGURE 4-1: CERRO JUMIL LOCATION MAP

4.2  MINERAL TENURE

According to the Federal Mexican Constitution, the Federal Mexican Government owns and holds all the mineral and petroleum resources located under the surface of the ground; in other words, a Mexican landowner only owns the surface thereof and any non-restricted minerals therein.

In order for a party to acquire rights to mine minerals in Mexico, it must apply for and acquire a mining concession. The Ministry (Secretariat) of Mining is the Federal Mexican Government ministry charged with controlling all mining matters. It is possible for a Mexican individual to acquire the mining concessions in his or her own name. However, foreigners are required to apply through a Mexican mining corporation that they will need to form. Mexicans, as well foreigners, are permitted to acquire up to 100% of the Mexican mining company that they form to hold mining concessions.

A mining concession applicant must identify the specific minerals that will be mined, including the exact location. These mining rights cannot hinder or restrict the rights of use and ownership that a person has on the surface of the location; therefore, the concessionaire is normally the owner or right holder of the land under which the mine will exist.

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The property discussed in this report consists of the La Esperanza (437 hectares), Esperanza II (1,270 hectares), Esperanza III (1,359 hectares), Esperanza IV (1,338 hectares), Esperanza V (278 hectares), Esperanza VI (9,704 hectares), and Esperanza VII (639 hectares) mining concessions.

The mining concessions are subject to the payment of taxes, nominal work requirements, and are effective so long as the necessary payments are made on an annual basis until the anniversary dates of issuance of the concessions in 2052, 2053, 2056, 2058, and 2059, respectively (see Table 4.1). According to existing mining law, these mining concessions can be renewed for an additional 50 years. Concession taxes have been paid up to January 2014, and sufficient assessment work has been done to hold the concessions for several years. The taxes are due and payable in January and July of each year. Figure 4-2 shows the Esperanza concession map.

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FIGURE 4-2: ESPERANZA CONCESSIONS MAP

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TABLE 4.1: ESPERANZA MINING CONCESSIONS

Mining Concession	Title Number	Area (hectares)	Title Validity
			Issued	Expires
Esperanza	215624	437	5 March 2002	4 March 2052
Esperanza II	220742	1,270	30 September 2003	29 September 2053
Esperanza III	228265	1,359	20 October 2006	19 October 2056
Esperanza IV	231734	1,338	15 April 2008	14 April 2058
Esperanza V	234011	278	15 May 2009	14 May 2059
Esperanza VI	234755	9,704	11 August 2009	10 August 2059
Esperanza VII	234784	639	14 August 2009	13 August 2059

4.3  TITLE, ACCESS AND OBLIGATIONS

The community of Tetlama owns the surface rights as both individual ownership lots and common lots. There are no residences on either concession in the area where project work is being conducted A small area of the land, just west of the project area, is used for agricultural purposes to grow peanuts, tomatoes, corn, and agave. Local grassy areas are also used as grazing areas for cattle, horses, and goats.

All exploration has been conducted in an area with moderate to rugged terrain with small trees and locally dense vegetation. Consultores Ambientales Asociados (CAA) compiled environmental impact data that is being used to change the land use status to mining. The United Nations (UN) conducted a site inventory of possible archaeological artifacts in the 1960s and identified ruins on the top of Esperanza. The Instituto Nacional de Antropología e Historia (INAH) has currently applied road construction restrictions to this small area. These restrictions do not affect exploration work in the concession area because the mining concessions are located east of the Xochicalco archaeological site.

Within the mining concessions are three historic sanitary landfill sites that were used by the city of Cuernavaca and surrounding communities. Two landfill sites have been reclaimed, capped, and closed for several years. The other site is currently inactive. CAA noted several environmental problems regarding contamination from these landfill areas, including oil seepage. Local municipalities are responsible for reclamation and subsequent environmental remediation of the landfill. There are no other known potential environmental liabilities.

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4.4  AGREEMENTS AND ENCUMBRANCES

On August 30, 2013, the Company (Alamos Gold Inc.) completed the acquisition of Esperanza Resources Corporation (“Esperanza”), and its wholly-owned Esperanza Gold Project (formerly referred to as the Cerro Jumil gold project) located in Morelos State, Mexico.

4.5  ENVIRONMENTAL LIABILITIES

As indicated in Section 4.3, there are no known potential environmental liabilities.

4.6  PERMITTING

Permitting for exploration and mining activities in Mexico are subject to control by SEMARNAT. Permitting for mine construction and operation requires the preparation and submission of a Manifesto de Impacto Ambiental (MIA). Permitting for exploration and mining activities for the Esperanza property have expired.

In September 2011, Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project. In June 2013 Esperanza received notification from the Mexican federal permitting authority (“SEMARNAT”) that the initial environmental permit application (known as the MIA) had not received approval. Details of the inadequacies are available on the SEMARNAT website at www.semarnat.gob.mx using reference number 17MO2012M0005.

As a result of this, Alamos Gold Inc. is expected to begin work on the Esperanza property. This will result in a re-submission of the Environmental Impact Assessment (“EIA”) report that will adequately address the deficiencies.

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5	ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1   ACCESSIBILITY AND LOCAL RESOURCES

The Esperanza property is located 80 km south of Mexico City and 12 km from Cuernavaca in the State of Morelos. The property is accessed by a paved road to 7 km north of Alpuyeca along Morelos Highway 95 to where a dirt road turns off to the landfill, and then continues 2.75 km onto the property. The road is passable year round by two-wheel-drive vehicles.

5.2   TOPOGRAPHY, ELEVATION AND VEGETATION

Climatic conditions are temperate and conducive to working on the project throughout the year. There is a rainy season that extends from June to September which can create difficult access on unpaved roads. Vegetation in the form of small shrubs and trees can become dense during the rainy season although they are greatly diminished during the remainder of the year as the area dries out.

Infrastructure including major highways, communication services, transportation and electricity are easily accessible. Cuernavaca has a large airport and Mexico City, the major hub for international flights in Mexico, is within a two-hour drive. Agriculture, tourism and numerous industrial enterprises support the local economy. Workers are available at the village of Tetlama, with a population of approximately 1000, and in Cuernavaca, a city of over 1 million people, which can provide most supplies and services that might be required.

Topography is moderately rugged, varying from 1,100m to 1,450m elevation.

5.3   CLIMATE

Cuernavaca has a tropical savannah climate (Köppen climate classification Aw) with temperatures that are moderated by its altitude. The warmest month is May with an average temperature of 24.4 °C (75.9 °F) and the coolest month is January with an average of 19.6 °C (67.3 °F). The municipality has two distinct climates. In the north, it is a temperate climate that is somewhat moist with rain predominantly in the summer. That area is covered in forests of pine and holm oak. In the south, the climate is warmer with the same moisture pattern. The southern area is primarily grassland with some rainforest. Average annual temperature is 21.1°C (70°F) with the warmest months being April and May and the coldest December. Temperatures rarely exceed 28°C, nor fall below 15°C.

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5.4   INFRASTRUCTURE

There is no infrastructure on the property, other than single vehicle, dirt access and drill roads. There are partially reclaimed garbage dump sites near to the property boundary. One such area is a methane gathering facility which apparently had been funded by UNESCO. The facility appears to still be in operation although it does not appear to be functional.

.

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6	HISTORY

6.1   PAST EXPLORATION AND DEVELOPMENT

There are several inaccessible shafts, adits, and prospect pits on the property of unknown age. A small operation is believed to have operated in the 1970s in several adits developed on narrow, high-grade, silver-bearing quartz veins hosted within the intrusive. Several older exploration pits and shafts were developed in the skarn zone along the western contact of the intrusive, which may have been related to the 1970s operation. Total mining production was insignificant.

Recursos Cruz del Sur S.A. de C.V. (RCS) carried out reconnaissance geology in 1993 and acquired an exploration concession over the area in 1994. Rock chip sampling and geological mapping were carried out in 1994, and, in late 1995, the property was optioned to Teck Resources Ltd. (Teck).

Teck continued exploration work with additional surface mapping, rock chip sampling, trenching, airborne magnetic and radiometric surveys, and a limited induced polarization survey in 1996.

Terraquest Ltd. carried out the airborne survey for Teck in 1996 using a helicopter-borne, high-sensitivity magnetometer and gamma-ray spectrometer survey at a nominal 100-m terrain clearance and 100-m line spacing. The authors have not reviewed the results, but it is reported (Kearvell, 1996) that the magnetic signature is relatively flat. The radiometric survey was useful in outlining the various lithological units.

Teck cleaned and sampled pre-existing trenches in addition to excavating four new trenches in an area of skarn alteration related to the western contact of the intrusive. Teck took 184 grab and channel samples. Teck also contracted a gradient time-domain induced polarization (IP) and resistivity survey that was completed by Quantec Geoscience in 1997; it covered the southern intrusive contact zone with five lines spaced 150 m apart. Readings were taken at 25-m intervals. Transmitter dipole spacing was 850 m to 1,700 m with later detail completed at 200 m to 1,300 m. Results were plotted on plan maps and stacked gradient cross sections. The work is considered reliable and indicates several geophysical anomalies.

In 1998, Teck completed four diamond drill holes (822 m) that were directed at several of the geophysical targets. Teck returned the property to RCS in 1998.

RCS applied for an exploitation concession before the 2000 expiration date of the exploration concession; it was granted on March 5, 2002. Since then, the mining laws have changed and all concessions are now considered “mining concessions” with an expiration date of 50 years.

In 2002, RCS continued to advance the property with another surface geochemical sampling program. RCS collected 118 samples from outcrop and float material during the 1994 and 2002 campaigns in conjunction with geological mapping.

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In 2002, Geo Asociados S.A. de C.V. completed 20 km of gradient time-domain IP and resistivity for RCS. The survey extended the previous Quantec survey to the north and south. The 1997 survey indicated that the interpreted anomalies are at a depth of 200 m to 300 m, and the 2002 survey was designed to look at similar depths.

ESM signed an agreement with the owner of the property, RCS, on October 25, 2003, whereby it could acquire a 100% ownership interest subject to a 3% Net Smelter Royalty (“NSR”). During 2004 through to April 2006, ESM completed additional geological mapping and sampling programs that identified two primary gold skarn targets: the West and Southeast Zones. Subsequently, ESM completed core and RC drilling directed at evaluating the western and eastern contacts of the intrusive where skarn development and gold mineralization occurs.

6.2   HISTORIC MINERAL RESOURCE ESTIMATES

Two principal resource estimates have been calculated and reported prior to the acquisition by Alamos Gold Inc. The first leading up to and reported within the 2011 Preliminary Economic Assessment (Bond et al, 2011) and the most recent update of the Esperanza resources estimated in 2012 (Herman and McCandlish, 2012).

The 2011 historical resource estimate at a 0.3 g/t gold equivalent cut-off reports 935,000 gold equivalent ounces in the Measured and Indicated categories, and 252,000 gold equivalent ounces in the Inferred category (Table 6.1). The Esperanza gold equivalent resources were delineated in three zones, named the Southeast (SEZ), Las Calabazas (LCZ), and West Zones (WZ).

In addition to the gold dominant mineralization, there is an Inferred silver dominant resource outside of these zones that hosts a further 2,392,000 tonnes averaging 43.2 g/t silver (3,322,000 contained silver ounces) at a silver cut-off grade of 25 g/t. This silver mineralization was thought to be generally adjacent to, or in the hanging wall of, the LCZ and WZ mineralized zones.

These resources formed the basis for the 2011 Preliminary Economic Assessment (Bond et al, 2011).

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TABLE 6.1: 2011 ESPERANZA RESOURCES REPORTED AT A 0.30 G/T GOLD EQUIVALENT CUT-OFF

Category	Zone	Tonnes (000)	Au g/t	Ag g/t	Au Equiv g/t	Au oz (000)	Ag oz (000)	Au Equiv oz (000)
Measured	SEZ	7,389	0.92	-	0.92	218	-	218
	LCZ & WZ	2,722	0.73	3.4	0.77	64	296	67
	Subtotal	10,111	0.87	0.9	0.88	282	296	285
Indicated	SEZ	13,799	0.78	nil	0.78	347	2	347
	LCZ & WZ	10,496	0.84	4.9	0.90	284	1,653	302
	Subtotal	24,295	0.81	2.1	0.83	630	1,655	649
M & I Total		34,406	0.83	1.8	0.85	913	1,951	935
Inferred	SEZ	2,230	0.80	-	0.80	57	-	57
	LCZ & WZ	5,319	0.90	11.1	1.03	154	1,904	175
	HW/FW	1,048	0.55	-	0.55	19	-	19
	Total	8,596	0.83	6.9	0.91	230	1,904	252

Note: Totals may not sum to 100% due to rounding.

Subsequently, the resources were updated using additional drill data and reported to be 1,625,509 gold equivalent ounces in the Measured and Indicated categories, and 197,318 gold equivalent ounces in the Inferred category at a 0.3 g/t gold equivalent cut-off grade (Table 6.2).

TABLE 6.2: 2012 ESPERANZA RESOURCES REPORTED AT A 0.30 G/T GOLD EQUIVALENT CUT-OFF

Resources calculated at an Au Eq cut-off of 0.3g/t
	Au	Ag
Price	1200	22.5
Recoveries	68%	35%

Classification (+0.3 Au Eq)	Volume	Tonnes	Au	Ag	Au Eq	Au Oz	Ag Oz	Au Eq_Oz
Measured	11,742,875	30,359,337	0.97	9.63	1.06	946,793	9,399,605	1,034,640
Indicated	7,656,563	19,976,179	0.82	10.3	0.92	526,644	6,615,165	590,869
Measured and Indicated	19,399,438	50,335,516	0.91	9.90	1.00	1,473,437	16,014,769	1,625,509

Inferred	3,040,188	7,970,472	0.66	10.90	0.77	169,129	2,793,197	197,318

6.3   HISTORIC PRODUCTION

No figures are available, but historic production is likely negligible and limited to the West Zone silver domain.

6.4   2011 PRELIMINARY ECONOMIC ASSESSMENT

There have been two Preliminary Economic Assessment (PEA) reports done on the Esperanza Gold Project; the first in 2008 and a subsequent update published in 2011 (Bond et al, 2011). Table 6.1 lists the resources that the PEA was based upon. The results of the 2011 updated PEA

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report are excerpted and presented here for information purposes only and are not considered current and, therefore, should not be relied upon.

6.4.1	Metallurgical and Heap Leach Analysis

Based on the characteristics of mineralization of an oxidized skarn type deposit, the process evaluation was determined on the following two options:

—	Crushed Ore to leach pad
—	Run of Mine Ore to leach pad

Initial evaluation has demonstrated that the additional capital cost of crushing and handling would be offset by increased gold recovery. Processing the pregnant solution is identical in both processes.

6.4.2	Mining and Processing

Gold mineralization is spatially related to the skarn zone where one or more mineralized zones tend to be sub-parallel to the intrusive contact. Strong fracturing, faulting, and brecciation are associated with the zones of retrograde alteration and gold mineralization. The mineralized zone is strongly oxidized.

The basic process recommended for this project is heap leaching with dilute cyanide solutions to dissolve the precious metals, followed by activated carbon adsorption in columns for primary recovery of the gold and silver from the leaching solutions.

The heap leach pad will be constructed in two phases designed ultimately to hold 42 million tons of heap leach ore with the potential for future expansion.

In previous studies, four mining/processing cases were identified, two of these studies utilized contracted mining versus company-owned mining operations. The company-owned mining cases produced the best economics and are assumed for this PEA update, therefore reducing the number of cases to the following two:

—	Crushed – Company-owned mining fleet with crushed ore delivered to the leach pad
—	ROM – Company-owned mining fleet with run-of-mine delivered to the leach pad

The production assumption is a 7,300,000-ore-tonnes-per-year processing using conventional open pit, drill, blast, load, and haul mining techniques and resulting in a 6-year mine life.

Note that this PEA mine study uses Inferred resources. As required by NI 43-101 regulations, the following statement holds true for this study:

“The preliminary economic assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic

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considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized”.

6.4.3	Capital Costs

Total capital costs (including working capital) for the Crushed Option is estimated at US$134.2M. Total capital costs (including working capital) for the ROM Option is estimated at US$120.2M.

6.4.4	Operating Costs

Total operating costs for the six-year mining and operation life for the Crushed Option is estimated at US$332.1M. For the same period the total operating costs for the ROM Option is estimated at US$279.1M. On a cash cost per ounce basis (net of silver credits), the costs are $499 per ounce for the Crushed Option and $477 per ounce for the ROM Option.

6.4.5	NPV and IRR

Preliminary economics include mining, processing, refining and transportation, and general and administration costs are shown in Table 6.3.

TABLE 6.3: SUMMARY OF NPV AND IRR

Case	After-Tax Cash Flow (US$ X 106)	After-Tax NPV at 5% Discount Rate (US$ X 106)	Internal Rate of Return (IRR)	Payback Period (Years)
Crush Option	185.8	122.0	26%	3.6
ROM Option	161.1	106.5	27%	3.5

Closing costs of $2M were estimated as a lump sum based on similarly sized operations.

Sensitivities to NPV (10%) were run against changing recovery, capital costs, operating costs, and gold price. Base case assumptions are as follows:

—	Base metal prices were set at $1,150 per oz gold and $21 per oz silver
—	Base Au Recovery was set at 75%
—	Base Ag Recovery was set at 25%

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The results demonstrated the following:

—	The project is most sensitive to changes in recovery and gold price.
—	The project is least sensitive to changes in capital expenditure costs.
—	A decrease in the gold price to about $870 per ounce produces a zero NPV at a 10% discount rate in the base case.
—	An increase of about 56% in operating costs produces an NPV equal to zero at a discount rate of 10%.
—	A decrease in recovery of about 24% of gold will produce an NPV of zero at a 10% discount rate.

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1   REGIONAL GEOLOGY

The Esperanza Gold property is located within the physiographic province of the Sierra Madre del Sur (Raisz, 1959), an orogenic belt that extends for 1,100 km northwest-southeast from the south pacific coast of Mexico. Within this orogenic belt is the Guerrero gold belt which includes the gold skarn deposits of southern Mexico, including Los Filos, Nukay, and Bermejal.

This physiographic province is composed of blocks of terrene of different ages and lithological features delimited by major faults.

The Esperanza Gold project is located at the northwest corner of the Mixteco Terrene, which emerges in the central part of the Sierra Madre del Sur, between the Caltepec and Teloloapan faults which represent its limits east and west, respectively (Ortega-Gutiérrez, 1981). The basement of this terrene consists of deformed metamorphic rocks represented mainly by migmatites, metasediments, metagranitoids, and eclogitized ophiolites, which were grouped into the Acatlan complex metamorphic complex (Ortega-Gutiérrez, 1981) of Grenvillian to Early Triassic age.

The Acatlan complex is unconformably covered by shallow marine sedimentary rocks of late Carboniferous- Permian age and these are unconformably covered by volcanic and sedimentary rocks of the Middle Jurassic age (Garcia-Diaz et al, 2004).

From the lower Cretaceous period, the region between the Papalutla and Teloloapan faults referred to as a Platform Carbonatada Guerrero-Morelos (PGM) as described by Fries (1960) was characterized by the deposition of continental (Zicapa Formation) and marine rocks (Taxco Formation and Chapalopa Formation) which were deposited during an event of marine regression. Interbedded with these rocks are volcanic flows of andesitic to rhyolitic composition with age dates between 133 and 127 Ma. Ages were determined using the U-Pb method.

A powerful succession of reef and platform limestones of Albian-Cenomanian age, known as the Morelos Formation (Fries, 1960), lies above the transitional contact of the Zicapa Formation and unconformably covering the succession of Taxco Esquist .The Cuautla Formation, calcareous shales and limestones of Turonian age, conformably overlies the Morelos Formation. Conformably overlying the Cuautla Formation is a succession of sandstone, shale, and calcareous limonites known in the literature as Formacion Mexcala (Fries, 1960) of Turonian-Coniacian age in the central part of PGM. It should be noted that the rocks of this succession have been interpreted as basin deposits as a result of uprising related to the Laramide orogeny (Fries, 1960).

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7.2   REGIONAL TECTONIC SETTING

Carbonate rocks of the PGM, as well as the basement and volcanic sequences, are moderately to intensely deformed, forming a belt of folds and reverse faulting of low angle with a dominant north-south orientation. This deformation has been commonly associated with the Laramide orogeny and the documented deformational pattern is a result of two major opposing folding-event forces (Cerca et al., 2007).

The first deformational event is the most dominant folding and major thrust faults of the Mesozoic successions moving towards the east-northeast. The second event was characterized by the development of open folds and reverse faulting towards the west. The age of this deformation phase is presumed to have occurred during the early Paleocene-Eocene age (Salinas-Prieto et al, 2000). In the PGM, during this deformational period, the region is marked by the completion of limestone (Formacion Morelos) deposition and the beginning of turbidite (Formacion Mezcala) deposition, during Syn-tectonic sedimentation associated with shortening.

The tertiary is characterized by transcurrent tectonics represented by both fragile and ductile shear zones, which are categorized into two groups on the basis of kinematics and orientation: a northwest-southeast extension and a northeast-southwest extension. The origin of the transcurrent tectonics is presumed to represent the separation of the Chortis block from the North American plate.

7.3   LOCAL AND PROPERTY GEOLOGY

Mineralization at Esperanza is associated with the intrusion of a stock of Granodiorite composition into the carbonate rocks of Guerrero-Morelos Platform, specifically the rocks of Xochicalco Formation (Fries, 1960). Spatially related to the intrusive contact with the carbonate rocks are varying degrees of skarn and marble development. A geological map for the Esperanza area is shown in Figure 7-1.

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470,400
470,800
471,200
471,600
472,000
2,078,600
2,078,200
2,077,800
2,077,400
Mexico
Morelos
Cerro Jumil
Explanation
LITHOLOGY
dark shade = outcrop; light shade = subcrop/float
alluvium
volcaniclastics
andesite
felsic dike
feldspar porphyry
quartz porphyry
skarn (garnet-tremolite-chlorite-epidote)
marble (+/-calcsilicates)
limestone
STRUCTURES
fault/fracture
quartz-iron oxide vein
breccia
MINERALIZATION
jasperoid
marble + iron oxide
OTHER
outcrop limit
roads
cross-section
Cerro Jumil Project
Geologic Map
NAD27 Mexico, Zone14
September 2012
N
0
200
400
meters
ESPERANZA RESOURCES

FIGURE 7-1: ESPERANZA GEOLOGY MAP

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In a hand sample, the granodioritic stock, locally referred to as a feldspar porphyry, presents a porphyritic texture with the development of phenocrysts of plagioclase (~35% in abundance) and potassic feldspar (~30% in abundance) that can reach up to 3 cm in size, phenocrysts of quartz (~25%), and euhedral biotite (~10%) in a fine matrix consisting of very fine quartz-plagioclase. In thin section, the plagioclase phenocrysts show moderate alteration to sericite-clays as well as moderate silicification.

The intrusive outcrops in an elongated shape in an area approximately 500 m wide by 900 m long with a northeast-southwest direction; the age of the intrusive is possibly late Tertiary, but younger than intrusives associated with the large skarns of southern Mexico, such as Los Filos, Bermejal, and Nukay. This is based on the available literature on magmatism of the upper Cretaceous-Tertiary in the Sierra Madre del Sur, assuming a migration of the magmatic arc based on isotopic dating from the trenches of Acapulco to the east.

At Esperanza, there also emerges a post-mineral hypabyssal dyke, classified as quartz porphyry (QtzPhy) of red to orange colour, as a result of meteoric oxidation, consisting of phenocrysts of quartz, feldspars strongly altered to clay and sericite, as well as ghosts of micas that may correspond to biotite or muscovite. The QtzPhy is located along faults or zones of weakness following a northwest or northeast trend and cuts the entire sequence of rocks The texture and mineralogy of the QtzPhy indicates that the emplacement of the intrusion was at a much shallower depth (near surface) than of the granodioritic stock.

Andesitic dikes of porphyritic texture have also been identified in the northeast area of Esperanza with a strike length of over 250 m between outcrops and sub outcrops, with a northwest-southeast orientation. In the main zone of mineralization, andesitic dikes occur sporadically in the form of small dikes that keep a spatial relationship with the QtzPhy.

Intruded by the granodioritic stock are the limestones of the Xochicalco Formation of Aptian age (early Cretaceous) that have beds of varying thickness from very thin to medium. The colour varies from dark gray to black according to the carbonaceous content or organic matter. Another feature of this formation is the abundance of chert bands. Distal to the intrusive contact, the Xochicalco Formation is relatively fresh or unchanged and usually has a dark grey colouring due to carbonaceous material, is fine-grained, with moderate calcite veinlets as stockwork (< 1 mm thick) iron oxides in fractures, and has occasional breccia texture that might be related to basin collapse.

Approaching the intrusive contact, the limestones begin to be recrystallize and their colouration becomes clearer, ranging from light grey to red depending on the amount of iron oxides present. Closer to the intrusive and heat source, the limestones are totally recrystallized into marbles. The transition from limestone to marble is gradational and can be characterized, from the unaltered limestone towards the intrusive contact, as follows:

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—	Initial marble development displays granoblastic texture of medium grain with sporadic bands of dark gray limestones (Figure 7-2);
—

Closer to the intrusive contact, the marble becomes much lighter in colour, medium-grained, local patches of silicification and occasional thin bands with development of silicates, mainly wollastonite and small green garnets accompanied by clay and moderate epidote (Figure 7-3);

—	Near the intrusive contact, the colouration of the marble is white, coarse-grained, and the bands of silicates are more persistent over larger areas (Figure 7-4); and
—

At the intrusive contact, mineralogical associations of calcsilicates (skarn) of high temperature are well developed as a result of metasomatism between the granodioritc intrusive and carbonate rocks (limestone/marbles) of the Xochicalco formation (Figure 7-5).

FIGURE 7-2: LIMESTONE WITH MARBLE

FIGURE 7-3: LIGHT MEDIUM GRAINED MARBLE

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FIGURE 7-4: WHITE COURSE GRAINED MARBLE

FIGURE 7-5: SKARN-CALCSILICATE MINERALS

7.4   MINERALIZATION

Primary mineralization consists of gold and, to a lesser extent, silver associated with the skarn zones spatially related to the intrusive. According with the observations in field, core logging, and studies under the microscope, a mineral paragenesis for the Esperanza deposit could be as noted in Table 7.1.

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TABLE 7.1: MINERAL PARAGENESIS AS CURRENTLY OBSERVED FOR THE ESPERANZA DEPOSIT

Mineral	Prograde	Retrograde	Late
Granite	>>>>>>>>
Pyroxeue	>>>>>>>>>>
Wollastonite	>>>>>>>>>>
Vesuulanite	>>>>>>>>>>
Temolite		>>>>>>
Arcillas		>>>>>>
Epidute		>>>>>>
Chlorite		>>>>>>>>
Calcite gruesa		>>>>>>>>>>>
FeO		>>>>>>>>
Quartqueius		>>>>>>
Calcite View		>>>>>>>>>>
Sulphides		>>>>
Gold		>>>>>	>>>
Jaspar			>>>>>>>>>>>>

As noted in the paragenetic mineral sequence, the sulphides, iron oxides (FeO), and gold are directly associated with retrograde activity. Although sulphides are not commonly observed, the abundance of iron oxide indicates that their presence was considerable before becoming oxidized. Gold values are often associated with jasperoid that appears to have been post-retrograde. Jasperoid can occur along fractures, in veins, and in narrow lenses within the limestone or marble. Jasperoid outcrops from 1 m to greater than 30 m in thickness have been mapped, although core intercepts generally show that much narrower zones, less than 5 m, usually exist. Gold assays in jasperoid have produced grades greater than 12 grams per tonne, but not all jasperoid contains appreciable gold values, although they are generally strongly anomalous (> 100 ppb). The greater thicknesses of jasperoid observed at the surface, compared to what is found in drill core, may indicate that the more pervasive silica flooding represents the top of the hydrothermal system during jasperoid development.

Intense argillic and/or potassic alteration (clays) and epidote development is common within the intrusive near the skarn contact. Although locally anomalous gold may be associated with this zone, the values are generally less than 0.5 g/t Au and, therefore, appear to be of little economic importance.

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8	DEPOSIT TYPES

Esperanza is referred to, in general terms, as an oxidized, gold-enriched skarn deposit that developed in contact aureoles between the granodioritic (feldspar porphyry) intrusive and limestone host rocks. Hydrothermal and metasomatic activity developed both endoskarn and exoskarn mineral assemblages. Both prograde and retrograde alteration is recognized, and gold appears to be temporally related to the onset of retrograde alteration and possibly a second post retrograde event.

The prograde phase is characterized by the presence of garnet, pyroxenes, wollastonite, and vesuvianite minerals. The spatial relative abundance of each mineral varies depending on the proximity to the heat source (intrusive).

Prograde skarn development distal to the intrusive is characterized by fine-grained granoblastic texture, as seen in petrographic sample PS3, with clinopyroxene minerals corresponding to diopside-hedenbergite in more than 90% of the total volume of the rock and fewer garnets (Figure 8-1). Also, irregular zones like bands are present in this section that is composed of wollastonite and lesser amounts of pyroxene (Figure 8-2).

FIGURE 8-1: PHOTOMICROGRAPH OF PROGRADE SKARN SHOWING THE FINE-GRAINED GRANOBLASTIC TEXTURE

COMPRISED OF PYROXENE AND MINOR GARNET. THE GRAIN SIZE IS OF THE ORDER OF 0.2 MM

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FIGURE 8-2: PHOTOMICROGRAPH PROGRADE SKARN SHOWING THE FINE-GRAINED GRANOBLASTIC TEXTURE, WITH

ACICULAR CRYSTALS OF WOLLASTONITE AND PYROXENE

Minerals associated with retrograde alteration are characterized by the presence of hydrated calcsilicate minerals: predominantly tremolite-actinolite, green clays, epidote, chlorite, calcite veinlets, thick calcite, quartz microveinlets, and silicification. Microcrystalline opaline quartz of low temperature and iron oxides are usually associated with zones of silicification and sulphides (before oxidation).

An example of minerals developed during retrograde alteration was observed in thin section where a strong presence of radial and fibrous minerals, corresponding to actinolite-tremolite, was noted (Figure 8-3). Generally, this fibrous mineral includes and hides the small crystals of pyroxenes (diopside-Hedenbergite) and garnet (about 0.2 mm in diameter).

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Note the calcite veinlets (~0.3 mm) cut the rock as a late stage. Thin section of sample 683189 with 1.455 ppm gold

FIGURE 8-3: PHOTOMICROGRAPH OF SAMPLE PS-1 SHOWING THE PRESENCE OF RADIAL-FIBROUS ACTINOLITE, ASSIMILATING TO CRYSTALS OF GRANULAR (~0.2 MM IN DIAMETER).

Retrograde alteration, with the development of calcite-sulphides and quartz-quartz veinlets, could also be observed under the petrographic microscope in thin section (Figure 8-4).

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FIGURE 8-4: PHOTOMICROGRAPH SHOWING THE RETROGRADE ALTERATION WITH QUARTZ VEINLETS

COVERING THE PROGRADE PHASE OF PYROXENE. THIN SECTION OF SAMPLE 199353 WITH 1.33 PPM GOLD

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9	EXPLORATION

9.1   PRE-2003 EXPLORATION

Before Esperanza was involved, exploration at Esperanza had included geological mapping, geochemical sampling, geophysical surveys, and a limited drill program.

Over 300 surface samples were collected by RCS and Teck, including select rock chip, channel, and random grab samples. Geochemical results indicated that silver and gold were the elements of primary exploration importance.

In 1996, Teck contracted Terraquest Ltd. to conduct a high-resolution aeromagnetic and radiometric survey. The results were determined to be of limited use in identifying specific exploration targets.

In 1997, Quantec, a geophysical survey contractor, completed an induced polarization (IP) and resistivity survey on Teck’s behalf over the southern area of the intrusive/limestone contact. The results indicated chargeability anomalies in areas where the contact was assumed to be beneath the overburden. Teck used the identification of several IP and resistivity anomalies to partially design and implement a four-hole drill program to test select targets.

In 1998, Teck drilled four diamond drill holes totaling 822 m. The drill holes were designed to test chargeability anomalies identified in the 1997 IP survey. Two holes (BDE-98-1 and BDE-98-2) drilled granitic rocks for their entire length and did not return any significant geochemical values. Another hole was abandoned (BDE-98-4) due to poor drilling conditions and, therefore, did not reach its intended target. One hole (BDE-98-3) did penetrate the limestone and intrusive contact where skarn, over a 23-m intercept length, was observed. Values up to 25.8 ppm silver and 760 ppb gold were obtained from the 161.8-162.2 and 162.2- 165.0 down-hole intervals, respectively.

In late 2002, RCS contracted independent geophysicist Geo Asociados S.A. de C.V. to expand the IP and resistivity grid. As a result of the geophysical work, a total of six areas of interest were identified.

9.2    2003-2014 EXPLORATION

During the period from late October 2003 to June 2010, ESM completed detailed mapping and sampling in the Esperanza area, constructed access roads to over 160 drill sites, and completed 40,760 m of core and reverse circulation (RC) drilling. A localized soil geochemical survey was also completed.

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9.2.1	Geological Mapping and Outcrop Sampling

Over 1,300 samples have been taken from pre-existing trenches, old dumps, and outcrop exposures in the area within and surrounding the intrusive at Esperanza as shown in Figure 9-1.

Mapping partially delineated three gold skarn zones (i.e., West, Las Calabazas, and Southeast Zones) that parallel the intrusive contact along its northwest and southeast contacts. Mineralized rocks identified include skarn development associated with marble and jasperoids that tend to be more resistive to weathering processes. However, as seen in drill intercepts, the bulk of gold mineralization occurs within prograde and retrograde altered skarns consisting of pyroxene, wollastonite, actinolite/tremolite, garnet (with epidote), calcite, and clay alteration products that tend to be easily weathered and are generally not observed in surface exposures. Resistant outcrops of jasperoids tend to be the best indicator of subsurface gold skarn mineralization, although not all jasperoids contain appreciable amounts of gold.

The West Zone surface exposure is visually unremarkable with only a few jasperoid or marble outcrops that returned anomalous gold values. Conversely, drilling has shown that this zone is continuous for over 300 m with gold values displaying good continuity along strike. Mapping and drilling results indicate that the West Zone is open along strike and at depth.

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470,400
470,800
471,200
471,600
472,000
2,079,000
2,078,600
2,078,200
2,077,800
2,077,400
West Zone
Las Calabazas
Southeast Zone
Rock and Trench Samples, Au ppm (no. samples)
5 to 12.2 (9)
1.5 to 5 (69)
0.5 to 1.5 (185)
0.1 to 0.5 (310)
0 to 0.1 (875)
ESPERANZA RESOURCES
Cerro Jumil Project
Sample Location
Map
NAD27 Mexico, Zone14
September, 2010
Cerro Jumil
Morelos
N
0
200
400
meters

FIGURE 9-1: ROCK SAMPLE GOLD GEOCHEMISTRY AND LOCATION MAP

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The Southeast Zone tends to have appreciable jasperoid development at the surface in its northern area, and tremolite-actinolite/wollastonite ±garnet skarn development with fewer lesser jasperoid towards the southwest; this allows for better definition of the zone via geological mapping relative to the West Zone. However, caliche development, exceeding several metres in thickness, obscures the possible extension of this zone along strike towards the southwest. Total strike length of the Southeast Zone indicated by geologic mapping is over 1 km. Drilling to date has partially delineated 650 m along strike of this zone.

Several veins within the intrusive located just east, approximately 150 m to 200 m of the West Zone contact, were mapped and sampled. Much of the area is covered with alluvium, although locally narrow widths (0.3 m to 1.5 m vein) are exposed. Towards the northeastern end of the identified vein system, there are several short adits that exploited an assumed high-grade ore shoot by a small stope. Sample results for silver, summarized in Table 9.1, have locally high-grade values over appreciable widths. Although the higher-grade silver values tend to be associated with the quartz vein material, there is also significant silver content in both the hanging wall and footwall host rocks.

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TABLE 9.1: QUARTZ VEIN AND RELATED SAMPLES IN INTRUSIVE

Sample	Width (m)	Silver (ppm)	Description
SE-197	0.80	948.0	Quartz vein with fresh and oxide sulphides
SE-198	2.00	182.0	Altered porphyry, FW to vein
SE-199	1.70	220.0	Altered porphyry, HW to vein
SE-200	chips	53.5	Dump sample, quartz vein
SE-201	0.60	327.0	Quartz vein with oxidation and sulphides
SE-212	0.40	453.0	Quartz vein, granite host rock, N5E, 80NW
SE-213	0.60	42.4	Quartz vein, granite host rock, N8E, 78NW
SE-214	0.30	130.0	Quartz vein, granite host rock, N8E, 75NW
SE-215	0.30	65.1	Quartz vein, granite host rock, N12E, 75NW
SE-216	0.50	202.0	Quartz vein, granite host rock, N16E, 60NW
SE-217	0.40	495.0	Quartz vein, granite host rock, N30E, 78NW
SE-218	1.00	158.0	HW of vein sample SE-217
SE-219	1.20	16.8	FW of vein sample SE-217
SE-220	0.80	27.3	Quartz vein, granite host rock, N35E, 70NW.
SE-221	0.45	11.6	Quartz vein, subparallel stringer to main vein N25E, 80NW
SE-222	0.45	21.8	Quartz vein, granite host rock, N30E, 80NW.
SE-223	0.35	22.4	Quartz vein, host rock granite
SE-224	1.20	7.5	Milky quartz vein milky, strike N8W, 65SW
SE-225	1.50	8.4	Quartz vein, same strike
SE-226	1.50	30.5	Hanging wall to vein of sample SE-225
SE-227	1.80	34.1	Quartz vein/stockwork veinlets

Gold values tend to be consistently low (< 0.4 ppm) in quartz vein samples relative to those noted in the jasperoid and skarn geochemical analyses. The cross cutting relationship of these quartz veins relative to marble skarn development and some jasperoid zones imply that silver may represent a later-stage of mineralization than that associated with the gold.

9.2.2	Soil Geochemical Survey

Along the northwestern flank of Esperanza, an area containing local auriferous jasperoid float exists. The jasperoid is randomly distributed and is often incorporated in the caliche. Two jasperoid samples, which were taken by RCS from this area returned 4.5 g/t Au and 1.6 g/t Au, and were strongly anomalous in silver, copper, zinc, arsenic, and antimony. In 1997, a geophysical resistivity high was delineated in this same area when Quantec conducted a gradient, time-domain induced polarization and resistivity survey on behalf of Teck. Based on geochemical results, geological mapping, and the resistivity anomaly, it is believed that there is potential for a buried mineralized gold skarn deposit in this area and a geochemical soil survey was initiated to

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better define the target area. A total of 15 hectares was covered by a soil survey grid consisting of four lines oriented N55°W perpendicular to the inferred intrusive-limestone contact. Lines were spaced at 100 m intervals and each line is 500 m long with samples collected every 25 m. A total of 84 samples were taken. Both gold (Figure 9-2) and silver (Figure 9-3) geochemical results show similar patterns with elevated values in the southeastern area of the soil grid. Sample distribution based on a range of values is shown in Table 9.2.

TABLE 9.2: RANGE IN SOIL GEOCHEMISTRY FOR SILVER AND GOLD

Silver		Gold
Ag ppm Range	No. Samples	Au ppm Range	No. Samples
0.75 to 1.0	1	0.05 to 0.073	2
0.5 to 0.75	11	0.025 to 0.05	4
0.25 to 0.5	12	0.015 to 0.025	3
0 to 0.25	60	0 to 0.015	75

The silver and gold geochemical anomalies are coincident with a resistivity high defined by the 1997 Quantec geophysical program at a depth of 70 m to deeper than 200 m with a steep easterly dip. It is believed that the geochemical survey has given added support for the possibility of a mineralized gold skarn zone at depth. Further evaluation of this area will be required before determining if it is a viable target.

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470,800 mE
471,000 mE
471,200 mE
471,400 mE
2,079,400 mN
2,079,200 mN
2,079,000 mN
2,078,800 mN
Soil Samples, Au in ppb (no. samples)
50 to 73 (2)
25 to 50 (4)
10 to 25 (15)
-1 to 10 (63)
MEXICO CITY
Cerro Jumil
MORELOS
NAD27Mexico, Zone14
04 November, 2008
N
0
100
200
meters
Esperanza
SILVER CORPORATION

FIGURE 9-2: GOLD IN SOIL GEOCHEMICAL SURVEY

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470,800 mE
471,000 mE
471,200 mE
471,400 mE
2,079,400 mN
2,079,200 mN
2,079,000 mN
2,078,800 mN
MEXICO CITY
Cerro Jumil
MORELOS
Soil Samples, Ag in ppm (no. samples)
1 to 2 (1)
0.5 to 1 (11)
0.2 to 0.5 (25)
0 to 0.2 (47)
NAD27Mexico, Zone14
04 November, 2008
N
0
100
200
meters
Esperanza
SILVER CORPORATION

FIGURE 9-3: SILVER IN SOIL GEOCHEMICAL SURVEY

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9.2.3	Ground Magnetic Survey

In 2008, ESM contracted Zonge Engineering and Research Organization, Inc. (ZERO) to conduct a ground magnetic survey to determine if there was a magnetic response related to the intrusive and its contact with the peripheral gold skarn that could be used to guide exploration drilling. Approximately 65-line km of ground magnetic data was acquired on 41 lines. Lines were oriented northwest-southeast with nominal 50 m between line spacing. Results are shown in a total field intensity map (Figure 9-4) with magnetic highs shown in magenta and red and magnetic lows shown in blue. The magnetic highs, towards the southeast, define the subsurface expression of the intrusive and several drill holes confirmed the results.

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470,400
470,800
471,200
471,600
472,000
2,079,000
2,078,600
2,078,200
2,077,800
2,077,400

MEXICO CITY
Cerro Jumil
MORELOS

Total Field Intensity (nanoTeslas)

NAD27Mexico, Zone14
30 October, 2008

N

0 200 400
meters

Esperanza
SILVER CORPORATION

FIGURE 9-4: GROUND MAGNETIC SURVEY MAP SHOWING TOTAL FIELD INTENSITY

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Magnetic highs seen in the northwestern area are related to recent volcanic cover that may mask any possible subsurface expression of the intrusive. The magnetic high seen in the west central area may be a magnetic response to a portion of the intrusive, and will be a target of interest in the next phase of exploration work.

9.3    REGIONAL EXPLORATION

Mapping and sampling of the greater Esperanza concession area (15,025 hectares) reveals nine target areas (Figure 9-5) that warrant further exploration. All areas have been mapped and sampled on, at least, a reconnaissance basis. Most are perceived to be drill-ready, pending appropriate permissions and permits. There are three target areas adjacent to or in close proximity to the known resource, which could conceivably be included within its direct operations: Northern Contact, NE Intrusive Contact, and Colotepec. In addition, there are six target areas outboard of the known Esperanza resource; these areas, in their perceived order of priority, are as follows: Coatetelco, Alpuyeca, Pluma Negra, Mercury Mines, La Vibora, and Jasperoid de Toros. Summary descriptions for each target area are given below.

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FIGURE 9-5: ESPERANZA EXPLORATION TARGETS

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9.3.1	Adjacent Prospects

Northern Contact

At the Northern Contact area, the Cuernavaca Formation volcanics cover the contact between the mineralizing feldspar porphyry intrusive and the Morelos Formation limestone for at least 700 m along strike. It is unknown whether there is skarn at this portion of the intrusive contact. This area was explored with ground magnetic geophysics in an attempt to “see” through the volcanics. However, magnetite in the volcanics (and its absence in the skarn) obscured the geophysical response. The closest drill holes to the Northern Contact area are RCHE-08-87 and RCHE-08-88, located 100 m and 200 m southwest, respectively. Both drill holes hit 12 m to 15 m of silver mineralization averaging ~150 g/t Ag in weakly developed skarn and/or marble breccia with anomalous gold values. Mineralization clearly extends into this area and it is possible that blind skarn mineralization may underlie the volcanic cover. Reconnaissance drilling in this area is recommended.

NE Intrusive Contact

The NE Intrusive Contact is sporadically exposed at the surface and several outcrop samples indicate anomalous gold values within thin zones of skarn. In addition, the area also shows jasperoid float for over 100 m along the strike of the contact. The surface expression of the skarn in this area appears thin; however, it is plausible that there could be more significant skarn development at depth than what is seen on surface. The nearest drill hole is approximately 400 m to the southwest of the target area. Reconnaissance drilling in this sector is recommended.

Colotepec

Surface mapping at Colotepec reveals a large 500 m by 50 m area of marble with quartz-iron oxide veinlets that strike parallel to the regional trend of the West Zone/Las Calabazas and Southeast Zone mineralized zones. The development of marble with the quartz-iron oxide veinlets has been noted in numerous drill holes above the zone of gold skarn development. Based on these similarities, it is possible that another mineralized zone underlies this area and it should be tested with several drill holes.

9.3.2	Outlying Prospects

Coatetelco

The Coatetelco prospect is located approximately 3.5 km southwest of the main skarn body at Esperanza, directly on-trend with the long axis of the intrusion. The zone covers some small northeast trending hills, with good road access to their base. The overall zone is 1,400 m by 500 m and is almost entirely small float blocks of thin brick-red jasperoid and limestone/limestone breccias. The few outcrops that are present suggest jasperoid replacement of limestone along northeast-trending fractures, with widths of 30 cm to 1 m, and strike lengths of individual outcrops of 1 m to 10 m. The jasperoid is similar in appearance to other Esperanza jasperoid (fine-grained, chalcedonic, and typically brick red). A soil survey orientated N35°W, perpendicular to the trend of the jasperoid, with lines spaced 100 m apart, and sampled every 35 m (236 samples) contained coincident gold, antimony, and arsenic anomalies. The soil gold

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values tended to be on the low side (with 14 ppb Au being the highest). However, the antimony and arsenic soil values were as high as up to 20 ppm Sb, and 382 ppm As. Rock chip sampling of the minimal outcrops contained up to 79 ppb Au, 9,070 ppm As, and 1,375 ppm Sb. The current geologic interpretation is that the fracture-controlled jasperoid potentially overlies a likely on-strike continuation of the Espreanza feldspar porphyry. Geochemical results warrant exploration drilling.

Alpuyeca

The Alpuyeca prospect lies approximately 5 km south of the Esperanza area. It consists of approximately eleven separate small jasperoid masses in a 500 m by 600 m area. Typically, the jasperoid consists of chalcedonic overgrowths along fractures or overcoating limestone breccia clasts; the silicification itself typically has widths of 3 cm to 7 cm. There was no skarn or marble observed. In the 80 m by 80 m centre of the zone, an area containing local strong limonite/jarosite pods after sulphides occurs along with the chalcedony. These limonite/jarosite pods are about 20 cm in diameter, and likely originally contained 10% to 30% sulphide. Outside of this central area, the chalcedony is mostly grey, with little evidence of iron oxides.

A total of six samples were taken, with maximum values as follows:

—	34 ppb Au
—	2.5 ppm Ag
—	7,350 ppm As
—	256 ppm Sb

The very strong antimony and arsenic values and the evidence of minor sulphide leakages suggest that this area should be further investigated with additional drilling.

Pluma Negra

Pluma Negra is located approximately 15 km northwest of Esperanza. It consists of an east-west trending, black silicified limestone breccia occurring along a fault/fold structure. The prospect occurs on the top portion of a fairly steep hill. Outcrop in the area is poor, but a suggested strike length of the black silicified limestone breccia is estimated at approximately 150 m (and possibly greater as it appears to dive beneath cover/overlying limestone), with widths up to 20 m. Nine samples taken from the black limestone breccia assayed, respectively, 986, 693, 425, 424, 249, 212, 201, 146, and 46 ppb Au.

Mercury Mines

This prospect in the historic Santa Rosa mercury district is located approximately 15 km northwest of Esperanza and 1.5 km south of the Pluma Negra anomaly. The old workings occur in an area approximately 300 m by 150 m and contain three larger, underground mercury mines and an equal number of lesser mines, plus prospect pits. The district operated in the late 1890s up to the Mexican Revolution, and was briefly reactivated after WWII. Total production is estimated to be about 15,000 to 20,000 tonnes.

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The geology consists of flat-lying limestone/marble breccia with a limonitic mud matrix believed to be predominantly karst in origin, superimposed on a shallow dipping (40°) northwest-trending fault. The breccia is cut by some vertical fractures that are locally silicified. Mercury mineralization appears (as cinnabar) and is associated with these silicified vertical fractures. Of the 22 samples taken from the underground workings and adjacent area, maximum values are as follows:

—	Au 760 ppb;
—	Ag 11 ppm;
—	As 356 ppm;
—	Sb 4,990 ppm
—	Hg 4,940 ppm.

Drilling is recommended beneath the mercury workings to see if there is any underlying precious metal mineralization.

La Vibora

La Vibora is located on the Esperanza VI concession approximately 5 km west-northwest of Esperanza. There is reasonable access from the south, although rehabilitating 2 km of old road plus construction (along cow trails) of an additional 1.7 km new road would be required for drill access. The site consists of a 270 m by 120 m zone of spider-web jasperoid, which replaces limestone along centimetre-wide cracks and around breccias fragments. The jasperoid did not coalesce to form a solid siliceous mass, but the area does show consistent silicification along fractures and surrounding limestone breccias clasts. Outboard of this is a zone of patchy to well-developed marble up to 500 m long. No evidence for skarn was observed. An initial 13 reconnaissance samples were anomalous in arsenic (6-1,245 ppm As), antimony (2-52 ppm Sb), copper (10-25 ppm Cu), molybdenum (1-26 ppm Mo), and vanadium (4-809 ppm V), but were not anomalous in gold or silver. An additional eight samples contained no significant geochemical anomalies, excluding one sample with 570 ppm Pb. A buried intrusive potentially underlies La Vibora and merits drill testing.

Jasperoid de Toros

This is a small patch of jasperoid occurring in a window of limestone within the volcanics approximately 3 km north-northwest of the main intrusive in the Esperanza II claim. The total jasperoid-bearing zone has dimensions of 20 m by 30 m and principally consists of 1-3 m patches of spider-web jasperoid occurring along fractures in grey limestone. The jasperoid is brown to white, chalcedonic quartz followed by later white drusy quartz in open vugs; it appears relatively weak in iron. Patchy marble was noted at the periphery of the jasperoid.

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10	DRILLING

Exploration drilling at Esperanza has been completed using both reverse circulation (RC) and diamond coring methods (Figures 10-1 and 10-2).

FIGURE 10-1: LAYNE DRILLING RC DRILL

FIGURE 10-2: INTERCORE DIAMOND CORE DRILL

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In July 1998, Teck completed four diamond drill holes totaling 822 m and ESM drilled an additional 64,809 m from February 2005 through June 2012. ESM completed five separate drill programs referred to as phases 1, 2, 3, 4, and 5. The objective for drilling during phases 1 and 2 was to identify exploration targets that would be of sufficient size and grade to justify detailed delineation drilling. Phase 3 drilling was mostly undertaken to obtain adequately spaced data that could be used for an initial resource estimate, with a focus on the South East Zone (SEZ). The phase 4 drill program was designed to delineate the resource associated with the Las Calabazas Zone and a portion of the SEZ. Phase 5 drilling provided adequate definition of the various mineralized zones in order to upgrade resource estimates to dominantly Measured and Indicated categories adequate for undertaking a project feasibility analysis. Significant drill hole intervals intersected by ESM have been publicly reported by news release as they have become available. All exploration drilling to date is summarized in Table 10.1 and drill hole locations are shown in Figure 10-3.

TABLE 10.1: SUMMARY OF DRILLING

Drilling Method	Metres	Holes
Reverse Circulation	42,124	245
Diamond Core	27,592	144
Total	69,716	389
Teck Core Drilling 1998	822	4
ESM Phase 1 Core Drilling	1,168	8
ESM Phase 2 Core Drilling	3,672	23
ESM Phase 3 Core Drilling	6,987	33
ESM Phase 3 RC Drilling	19,464	106
ESM Phase 4 RC Drilling	9,469	74
ESM Phase 5 RC Drilling	13,191	65
ESM Phase 5 Core Drilling	14,943	76
Total	69,716*	389

* Total includes abandoned holes that were re-drilled to reach target area and two core holes used for metallurgical test work. Abandoned holes were not assayed.

All drill hole locations have been surveyed using a GPS Trimble 4600 LS or similar survey instrument which gives locations to within 0.05-m accuracy. Down-hole orientation surveys, using a Reflex survey tool, were taken approximately every 50 m where ground conditions permitted.

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FIGURE 10-3: DRILL HOLE LOCATION MAP (RED=RC, YELLOW=DDH)

10.1	TECK DRILLING, 1998

As stated above, Teck completed four diamond drill holes totaling 822 m in July 1998. All holes began using HQ core size and were reduced to NQ before completing the hole. Drilling was completed by BDW International Drilling of Mexico S.A. de C.V. In general, core recoveries were adequate and were based on visual inspection, although estimated recoveries per interval were not completed. Initially, drill hole locations were determined from a sample grid and subsequently surveyed by a handheld Geographic Positioning System (GPS). Subsequently, all drill hole collars have been surveyed with a GPS TRIMBLE 4600 LS establishing locations within ±0.5 cm accuracy. All holes are marked with a cement monument for easy identification that shows the hole number, inclination, and direction drilled. Down-hole surveys were taken using the hydrofluoric acid test tube etch method at 50 m intervals to determine inclination deviation.

Holes BDE 98-1, BDE 98-2, and BDE 98-4 were designed to test IP chargeability anomalies. Holes BDE 98-1 and BDE 98-2 remained in intrusive rock their entire length except for a 10.5-m interval, from 46.5 m to 57.0 m, of limestone in BDE 98-1. In both holes, it appears that their depth was inadequate to fully test the IP anomalies. The intrusive rocks are locally silicified and sericitized with 1% to 3% sulphides of pyrite, pyrrhotite, and arsenopyrite. Weak mineralization appears to be associated with sulphides. Hole BDE 98-4 intersected oxidized jasperoids with inter-bedded re-crystallized limestone containing fine-grained, green garnets from 211 m to 225 m. The hole was terminated at a depth of 225 m due to poor ground conditions. The rock

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sequence encountered from 211 m to the end of the hole is very similar to that observed in the overlying rocks of the West Zone and, therefore, it appears the hole was abandoned just before it entered into the main mineralized skarn zone. Geochemical results tend to support this assumption.

Hole BDE 98-03 was designed to test the skarn at depth. The best mineralization is associated with quartz-hematite veining and jasperoid intersected from 93 m to 100 m. A mixed sequence was encountered between 100 m and 144 m containing intrusive rocks with local lenses of limestone. From 144 m to 167 m, jasperoid, skarn, and limestone were encountered with geochemically anomalous gold and/or silver values. The remainder of the hole was in altered intrusive rock ending at 213 m. The results imply that the skarn zone continues at depth in this area and follow-up drilling will be required to determine if significant gold mineralization exists.

Table 10.2 summarizes intervals of geochemical interest for gold and silver in Teck drill holes. Orientation of the holes relative to the mineralized intercepts may be variable and so it is not possible to relate the interval lengths to a true thickness. However, based on geological interpretations in cross sections, the interval length and true width are reasonably close in most instances.

TABLE 10.2: TECK DRILL HOLE INTERVALS OF INTEREST

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
BDE 98-1	55.5	57.0	1.5	<0.005	37.2
BDE 98-1	175.5	178.5	3.0	0.02	82.3
BDE 98-2	16.5	18.0	1.5	0.025	22.6
BDE 98-2	144.0	147.0	3.0	0.01	34.0
BDE 98-3	93.0	96.0	3.0	1.44	5.2
BDE 98-4	211.0	225.0	14.0	0.156	30.3

10.2	ESM DRILLING

From February 2005 through June 2012, ESM completed 22,822 m of core and 41,987 m of RC drilling in 121 and 241 holes, respectively (Table 10.1). Three distinct target areas where drilled, including the West (WZ), Las Calabazas (LCZ), and the Southeast Zones (SEZ).

Drill hole locations were initially located by handheld GPS units and were assumed to be within 5 m of the recorded north and east coordinates. Collar elevations were estimated from 1:50,000 scale Carta Topográfica maps obtained from the Instituto Nacional de Estadística Geografía e Informática (INEGI). Subsequently, all drill hole collars have been surveyed with a GPS TRIMBLE 4600 LS establishing locations within ± 0.5 cm accuracy. The grid coordinate system

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used is UTM NAD 27, zone 14 (Mexico). All holes are marked with a cement monument engraved with the hole number, inclination, and direction drilled.

Orientation of the holes relative to the mineralized intercepts may be variable and so it is not possible to relate the interval lengths to a true thickness. However, based on geological interpretations the interval length and true width appear to be reasonably close in most instances.

10.2.1	ESM Phase 1 Drilling

Drill holes DHE-05-01 through DHE-05-08 resulted in the initial discovery and partial definition of the West Zone. Drilling was completed by Layne Drilling de Mexico S.A. de C.V. using a Hagby Onram 2000 long-feed frame drill. All holes were drilled using NQ2 core size and down-hole surveys were taken at approximately 50 m intervals using an AccuShot single-shot camera. Survey data included drill-hole inclination and bearing.

10.2.2	ESM Phase 2 Drilling

Drill holes DHE-06-09 through DHE-06-31 resulted in the initial discovery and partial definition of the Southeast Zone of mineralization (DHE-06-09 was drilled in the West Zone). Drilling was completed by Major Drilling de Mexico, S.A. de C.V. using a UDR-200 diamond drill. All holes were drilled using HQ core size although two holes were reduced to NQ due to poor ground conditions. Down-hole surveys were completed for all holes, except for DHE-06-30 which was abandoned at 24 m (replaced by DHE-06-30A), and DHE-06-24 which only has one survey at the bottom. Down-hole surveys were obtained at approximately 50 m intervals using a REFLEX EZ-Shot® instrument. Survey information recorded included hole inclination and bearing deviation, as well as magnetic field data. Total deviation of the drill-hole inclination and bearing was generally less than 2°.

10.2.3	ESM Phase 3 Drilling

Core drill holes DHE-06-32 through DHE-06-66 and RC holes RCHE-07-01 through RCHE-07-78 and RCHE-08-79 through RCHE-08-101 representing 6,987 m of core and 19,464 m of RC drilling were completed for a total of 26,451 m during phase 3 exploration. Core drilling was completed by Intercore Perforacionestet, S.A. de C.V. and Sierra Drilling International, S.A. de C.V. Most holes were drilled using HQ core size; however, several were reduced to NQ due to poor ground conditions. RC drilling was completed by Diversified Drilling, S.A. de C.V. and Layne de Mexico, S.A. de C.V. RC hole diameters ranged from 4.5 in. to 5.0 in. Down-hole surveys were completed for all holes except where ground conditions became unstable and there was a higher risk of losing the survey tool. Down-hole surveys were obtained at approximately 50 m intervals using a REFLEX EZ-Shot® instrument. Survey information recorded included hole inclination and bearing deviation.

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10.2.4	ESM Phase 4 Drilling

All drilling during the phase 4 drill campaign were completed by RC methods including 74 holes, RCHE-09-102 through RCHE-09-116 and RCHE-10-117 through RCHE-10-174, totaling 9,469 m. The RC drilling was completed by Major Drilling de Mexico, S.A. de C.V. using a Prospector W750 drill with a compressor booster. The holes were drilled using a 5-in. diameter bit, drilled under dry conditions; down-hole surveys were completed using a REFLEX EZ-Shot survey instrument. Recorded survey information included hole inclination, bearing deviation, and magnetic variances.

10.2.5	ESM Phase 5 Drilling

Drilling completed during the phase 5 program consisted of both RC and core drilling methods. RC drilling included 51 holes, RCHE-11-175 through RCHE-11-232 and RCHE-12-233 through RCHE-12-239, totaling 13,191 m. The RC drill program was completed by B.D. Drilling Mexico, S.A. de C.V. using a Maxcat-24 drill rig equipped with an auxiliary booster and compressor. Drill-hole diameter was approximately 5.5 in. and drill holes were completed under predominantly dry conditions.

Core drilling included holes DHE-12-67 through DHE-12-148; 76 holes, totaling 14,943 m, were used for resource estimation and some were geotechnical and metallurgical test holes. Major Drilling de Mexico, S.A. de C.V. completed all core drilling using a Major 50 and UDR-200 drill. Core sizes varied from PQ for metallurgical test holes to HQ or NQ for geotechnical or exploration drill holes.

Down-hole surveys were completed for both the core and RC programs, using a Reflex survey instrument that recorded hole inclination, bearing deviation, and magnetic variances.

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11  SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	SAMPLE METHOD AND APPROACH PRIOR TO 2003

RCS, Teck, and ESM have conducted quality assurance and quality control procedures during sampling programs at Esperanza since project inception. Sampling has been mostly restricted to the central portion of the project area within and adjacent to the intrusive identified near Esperanza. Most samples have been taken along or near the intrusive contact where the gold skarn zone is intermittently exposed at the surface. Numerous sampling methods have also been used including selective rock chip, channel, soil, core, and RC chip sampling.

Both RCS and Teck collected numerous outcrop and float samples using both selective rock chip and channel samples in order to partially evaluate the rock geochemistry in the immediate Esperanza region. Teck also initiated a limited core-drilling program that was designed to test several identified geophysical anomalies.

Samples taken by RCS in 1993 and 1994 were analyzed by Bondar-Clegg and in 2002 samples were analyzed by Chemex, using the following standard industry methods: fire assay for gold, and acid digestion/ICP for silver, base metals and other elements. Both laboratories had sample preparation facilities in Mexico and sent pulps to their respective laboratories in Vancouver, BC, Canada for analysis. Samples consisted of select and random grab samples of outcrop and float (surface rock fragments randomly scattered or cemented in caliche). Most of the 118 samples collected were selectively taken from rocks exhibiting a potential for gold or silver mineralization based on visual alteration and, therefore, are not necessarily representative of the gold skarn zone.

Approximately 184 samples were taken by Teck, including continuous outcrop chips and numerous random, selective, dump, and float samples. An additional 291 core samples were also analyzed. Continuous chip samples and drill core, usually 1 m to 2 m long depending on geological contacts, are assumed to be unbiased and representative of the intervals sampled. Most of the remaining samples are selective in nature and, therefore, although geologically important, are biased towards rocks with a perceived higher chance of having gold and silver mineralization. Drill core was split and half of the core was sent to Chemex for analysis. These intervals were generally 1.5 m or 3.0 m long, although several longer intervals were also analyzed. The remaining core is stored in the village of Tetlama. All Teck samples were prepared by Chemex in Mexico and analyzed at its laboratory in Vancouver, using standard industry methods similar to those described above. The core was analyzed using procedures identical to those described above.

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11.2	ESM SAMPLING METHOD AND APPROACH

ESM had collected over 27,600 samples, including 84 soil samples, more than 700 selective outcrop, float, or channel samples, and 26,859 core and RC samples.

In general, soil, outcrop, and channel samples were collected while detailed geological mapping programs were conducted in order to identify specific targets that would merit exploration drilling. Subsequently, both core and RC drill programs were implemented to partially evaluate a few of the areas characterized by anomalous gold geochemistry.

All sampling has been conducted under the supervision of experienced geologists in accordance with standard industry practice. For outcrop, soil, and other types of field samples, the following information was recorded:

—	Type of sample (rock, soil, dump, etc.)
—	Collection method, including channel, grab (representative or selective), chip (representative or selective), panel, etc.
—	Location, including (x,y,z) coordinates;
—	Brief description, including lithology, alteration, or other pertinent information
—	Date of sample collection
—	Person responsible for collecting sample (geologist, supervisor, manager, etc.).

The sampling method and approach for each of the sample types is discussed in the following sections.

11.2.1	ESM Soil Sampling

A small area along the northwestern flank of Esperanza contained scattered jasperoid float material with strong gold and silver geochemical values although no rock outcrops were present in the immediate area. In order to determine if the source of the mineralized float was a subsurface skarn zone, a soil sample grid covering an area 500 m by 300 m was designed to analyze soil geochemistry. Four lines spaced at 100-m intervals, each 500 m in length, were sampled on 25-m centres along each line. The lines were laid out perpendicular (N55°W) to the local trend (N35-40°E) of identified gold skarn zones. Soil was extracted at approximately a 0.25-m depth and sieved through a 20-mesh screen to obtain a 1-kg to 2-kg sample that was sent for geochemical analysis. Values for the respective elements show a weak anomaly in the southeast portion of the grid. The significance of the apparent anomalies is not known at this time and either additional soil sampling or drilling may be required to determine if a gold skarn target exists.

11.2.2	ESM Selective Outcrop or Float Sampling

During geological mapping, small outcrops and areas containing scattered rock fragments were sampled in order to identify geochemical trends for gold and/or silver. These 62 samples were

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generally selective chip samples of jasperoids and skarn and may not be representative of the underlying mineralized skarn zone. Each sample site is considered as point data and, therefore, no width is assigned to the sample. Nevertheless, identifying mineralized gold/silver trends based on this type of sampling has proven to be worthwhile in establishing drill targets where continuous outcrops are not exposed because they are covered by alluvium, caliche, or other material. All sample locations were recorded using handheld GPS units with ± 5-m accuracy.

11.2.3	ESM Channel Sampling

The gold skarn zone is locally exposed at the surface; this is due to either excavated trenches or naturally occurring outcrops. Gold skarn outcrops represented by jasperoids and/or weakly to moderately silicified skarn are generally more resistant than other types of mineralization. Approximately 285 continuous channel samples were collected. Representative chip samples, normally 1 m to 2 m long, were collected perpendicular to the strike of the gold skarn strike. Sample widths are not corrected to true width but are instead based on geological breaks or taken on pre-established intervals. The samples are assumed to be unbiased and geochemical results are, therefore, representative of the rocks exposed. Visual observations of gold grades in channel samples relative to nearby core samples appear to have good correlation. Channel samples are located by handheld GPS units with ± 5-m accuracy.

11.2.4	ESM Core Sampling

ESM has completed 22,822 m of diamond drilling which was completed between February 2005 and June 2012. A total of 121 holes were drilled and sampled. Samples were initially based on geological contacts and sampled lengths ranged from less than 1 m up to 2 m. It became apparent that the gold mineralization extended across some geological boundaries and, therefore, the sampling protocol was changed to an interval length of 1.5 m that was coincident with the sample length for RC drilling.

Sample protocol for drill core is as follows:

—	Each hole is photographed before it is disturbed.
—	A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval.
—	Percent recovery and RQD is calculated and recorded.
—	Specific gravity is calculated and recorded for representative rock types at approximately 2-m intervals.
—	Sample intervals are selected and clearly marked in the core box.
—	All core intervals are cut in half using a masonry saw and one-half is sent for geochemical analysis and the other half is saved for future reference.
—	All sampling is supervised by on-site geologists in order to insure sample integrity.

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Specific gravity (SG) is estimated according to standard industry procedures using one of two methods: volumetric or water submersion. SG comparisons between these methods show good correlation for average SG-values within different rock types. Over 3,600 SG measurements were taken and were included in the Esperanza sample database.

11.2.5	ESM RC Sampling

ESM completed 42,124 m of RC drilling between January 2007 and June 2012. A total of 245 holes were drilled and sampled.

Two different RC sample collection methods were employed depending on whether the drilling was completed dry or wet. All holes were collared dry and adequate sample recovery was generally good to depths of around 60 m during the phase 3 drill program. In general, for phase 3 drilling, water was injected into the hole in order to improve or maintain sample recovery because the drilling conditions became more difficult as a result of varying mineralogical alteration products and rock fracturing that is commonly associated with the gold skarn zones. The use of a compressor booster for phases 4 and 5 drill programs allowed for all holes to be drilled dry with very good recoveries. All RC holes were sampled continuously at 1.5-m intervals. Each interval was split in half using an adjustable riffle splitter resulting in duplicate samples for each interval. One sample was sent to the primary laboratory for analysis and the other was transferred to a secure storage building. After each run, the riffle splitter and trays were cleaned with water and air to prevent any contamination of samples. Chips were taken from the storage duplicate and placed in a chip tray for drill hole logging purposes.

Sample protocol for RC drill holes is as follows:

—	Representative chips collected for each 1.5-m interval are placed in trays and photographed after each hole is completed.
—	A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval.
—	Sample intervals are based on 1.5m intervals.
—	All intervals are split in half resulting in two samples: one is put into storage and the other is sent for geochemical analysis.
—	All sampling is supervised by on-site geologists in order to insure sample integrity.

11.2.6	RC and Core Twin Hole Comparison

Two core holes were twinned by RC holes in order to see if grade and zone widths could be replicated between the two different drilling methods. Each RC hole was collared within 2 m of its respective core-hole twin and drilled at the same azimuth and inclination to the original core hole. Down-hole surveys show that the twin holes deviated from their original orientation and the separation between core and RC twins increased with depth. Most of the hole deviations were due

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to changes in the direction of the hole orientation by approximately 3°; that occurred within the first 40 m or so. Hole inclinations deviated slightly, although not as dramatically as noted in the change of direction (azimuth). Deviation differences between the twin holes are considered to be normal for down-hole surveys related to the Esperanza deposit and their respective drilling methods. A comparison of gold values between core and RC twin holes is shown in Figure 11-1. Sampled intervals for both core and RC holes are on different intervals for their respective holes. Core sample interval lengths were based on the lithology and alteration of core holes that were sampled earlier (DHE-06-18 core twin) resulting in variable sample lengths ranging from 0.5 m up to 2 m. In some more recent holes, sampling was done on 1-m intervals regardless of lithology or alteration (DHE-06-22 core twin). All RC sample interval lengths are 1.5 m regardless of lithology or alteration changes. Therefore, sample intervals for the core holes are more selective than the standard 1.5 m RC intervals, and so more variability is noted between adjacent core samples than in the approximated equivalent RC samples where grades tend to be smoothed over a longer interval length.

After giving consideration to hole deviation, slightly different sample methods, and interval lengths, the twin hole graphs (Figure 11-1) show very good correlation for mineralized lengths and average sample grades

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FIGURE 11-1: TWIN HOLE COMPARISON BETWEEN CORE AND RC DRILL METHODS

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Select intervals and average gold values for each of the twinned pairs including a low-grade zone at top of the holes, 0.1 ppm Au bracketed interval, and higher-grade zone within 0.1 limits are shown in Table 11.1. For the twin pair, DHE-06-18 and RCHE-07-02, the average grade in the selected intervals gives a very good correlation between the core and RC drill sample methods. Twin pair, DHE-06-22 and RCHE-07-01, shows reasonable comparisons for gold values within the selected intervals, although a slight disparity between the two methods can be noted. Hole deviation and deposit grade variability may account for the average gold differences for the select intervals in this twin pair. Sample interval grade correlation between the core and RC twins is considered to be reasonable and no clear bias between the two drilling methods is evident.

TABLE 11.1: TWIN HOLE SELECT INTERVAL COMPARISON FOR AU VALUES

Twin Pair	From	To	length	Au ppm	Twin Pair	From	To	length	Au ppm
DHE-06-18	8.6	45.0	36.4	0.023	DHE-06-22	2.1	19.0	16.9	0.024
RCHE-07-02	1.0	39.5	39.5	0.073	RCHE-07-01	0.0	18.0	18.0	0.044
DHE-06-18	45.0	89.3	44 3	1.459	DHE-06-22	19.0	51.0	32.0	1.571
RCHE-07-02	40.5	85.5	45.0	1.539	RCHE-07-01	18 0	55.5	37.5	1.032
DHE-06-18	45.0	74.6	29.6	2.076	DHE-06-22	19.0	51.0	32.0	1.571
RCHE-07-02	40.5	75.0	30.0	2.035	RCHE-07-01	19.5	51.0	31.5	1.121

11.2.7	RC Fines Overflow Analysis

With respect to the loss of gold and silver values in the fine material, consideration was given to the possibility that gold and silver may have been washed away or lost due to water overflow in sample collection containers. Water was often injected into the hole during the RC drilling process in order to improve sample recovery; this could become problematic in areas where there are voids, fractures, or clay in the zone of skarn development. In order to evaluate the possible loss of gold or silver values, the fine sediment from the overflow in the sample collection containers was collected for 14 sample intervals and analyzed. The RC fines analytical results for both gold and silver content was compared to the original sample and results.

The comparison shows that loss of gold under wet RC drilling conditions is not problematic at Esperanza because the correlation between original gold values and the fine overflow material is close therefore, it can be concluded that if any sample material is lost due to fine particles being washed away, it will not have a significant negative effect on analytical results.

Silver results relative to wet RC drilling conditions indicate a possible slight decrease in values as seen in the comparison of original and fine overflow samples. However, the fine overflow silver results are from a very low- grade silver population and it is difficult to conclude that a significant loss in silver values is consistent under wet RC drilling conditions. Additional original to fine (overflow) studies under wet RC drilling conditions are recommended to determine if silver grades are undervalued.

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11.3	SAMPLE DATABASE

All information collected from the various sample sources are entered into a master database. In general, and depending on the data source, the following six separate categories of information were recorded:

—

Location Data – includes the collar location for drill holes, starting point for channel samples, and point locations for soil/float and other types of samples, coordinate system used, and other pertinent information.

—

Sample Data – includes sample numbers, hole or channel identification name, intervals (from-to where applicable), quality control (QC) information (standards, blanks, and duplicates), rock type, sample date, and geochemical results, as well as other pertinent information.

—	Drill Hole Geology Summary Data – includes drill hole number, from-to intervals, rock type, and geological descriptions.
—

Core Recovery and RQD Data – includes hole number, from-to interval, percent recovery, RQD percent (based on the sum of all lengths greater than two times the core diameter for any given interval) and a description of any pertinent observations affecting recovery or RQD.

—

Down-hole Survey Data – includes, drill hole number, depth survey, true azimuth read from the survey tool, magnetic azimuth (corrected true azimuth for local magnetic declination), and hole inclination.

—	Specific Gravity (SG) Data – taken in all core holes with SG estimates made for representative rock types approximately every 2 m.

The author discovered a number of discrepancies and missing data during an extensive QA/QC of the database. In order to insure the integrity and validity of the database, the author reconstructed the database directly from the assay certificates supplied by ALS Chemex in January 2014. No issues were discovered and the resulting database is now complete and current. The author is confident that the resulting database is valid and verified for the purpose of resource estimation.

11.4         SAMPLE PREPARATION, ANALYSES AND SECURITY PRIOR TO 2003

There is no information available regarding security of the samples handled by Teck and RCS. However, based on similar geochemical results from re-sampling of numerous trenches and outcrops by ESM that were previously sampled by Teck and RCS, there is no reason to believe that the assays are not representative of the mineralization found on the property. Both companies have a reputation for quality work and producing reliable results.

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11.5	ESM SAMPLE PREPARATION, ANALYSES AND SECURITY

All sample preparation for geochemical analyses was done by ALS Chemex, a global mining and analytical services company. ALS Chemex maintains a stringent Quality Assurance and Quality Control (QA/QC) program that reports internal analysis of blanks, duplicates, secondary, and standard reference material data to ensure the accuracy of its results.

Samples collected by ESM are taken under the direct supervision of experienced geologists and transported to a secured storage facility until shipped to the analytical laboratory. Up until January 2006, samples were delivered by ESM personnel to Cuernavaca and shipped via freight (bus) directly to ALS Chemex’s preparation facility in Guadalajara where ALS Chemex assumed custody of the samples. In January 2006, the procedure was changed and arrangements were made for ALS Chemex or RGM to take custody of the samples at the ESM secure storage facility and transport them directly to the ALS Chemex Guadalajara preparation laboratory.

Samples collected by ESM, including channel, trench, float, soil and other types of outcrop samples, are secured in polyethylene bags with zip ties and shipped directly to ALS Chemex. Samples taken from diamond drill core follow a similar procedure except that the core is sawn in half and one half is put in a secure storage facility while the other half is shipped to ALS Chemex for analysis. Sample bags are clearly marked with the sample number on the outside of the bag and on a waterproof tag inside the bag. Assay pulps and sample reject material are temporarily stored by ALS Chemex at its preparation facilities in Guadalajara until returned to the secure storage facility at the project site.

11.5.1	Sample Preparation, Assaying and Analytical Procedures

ALS Chemex is the designated laboratory for all geochemical analysis. All samples prepared and assayed by ALS Chemex use the following procedures:

—	Samples are received at ALS Chemex Guadalajara sample preparation facility.
—	Samples are logged into a tracking system and a bar code label is attached.
—	Samples are fine crushed to better than 70% of the sample passing 2 mm.
—	Samples are split using a riffle splitter.
—	The split is pulverized to better than 85% of the sample passing 75 microns creating two sample pulps.
—	One sample pulp is shipped to ALS Chemex, North Vancouver analytical laboratory for analysis and the second sample pulp put in storage for future reference.

All samples were analyzed for 34 or 35 elements using conventional induced coupled plasma (ICP) and atomic emission spectrometry (AES) analysis. In addition to the standard 34/35-element suite, gold was assayed by fire assay with an atomic absorption spectrometry (AAS) finish. Over limit values for silver, copper, lead, and zinc were analyzed by ICP-AAS and for gold by fire assay with a gravimetric finish. Internal quality control measures incorporated by

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ALS Chemex include the insertion of standards, duplicates, and blanks (about 10% of the total samples) in each analytical run. The QC data is analyzed to make sure the reference materials and duplicate analyses are within precision and accuracy requirements.

Several secondary laboratories were used as a check for analytical results produced by ALS Chemex, including the following:

—	SGS de Mexico S.A. de C.V.
—	BSI Inspectorate de Mexico, S.A. de C.V.
—	ACME Analytical Laboratories
—	International Plasma Labs Ltd.

11.5.2	Laboratory Certification

ALS Chemex laboratories in North America are registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by QMI Quality Registrars.

In addition to ISO 9001:2000 registration, ALS Chemex’s North Vancouver laboratory has received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 “Guidelines for Accreditation of Mineral Analysis Testing Laboratories.” CAN-P-1579 is the Amplification and Interpretation of CAN-P-4D “General Requirements for the Accreditation of Calibration and Testing Laboratories” (Standards Council of Canada ISO/IEC 17025). The scope of the accreditation includes the following methods that are used for ESM sample analysis:

—	Au and Ag by Fire Assay/Gravimetric Finish
—	Au by Fire Assay/AAS Finish
—	Au, Pt, and Pd by Fire Assay/ICP Finish
—	Ag, Cu, Pb, and Zn by Aqua Regia Digestion/AAS Finish
—	Multi-element package by Aqua Regia Digestion/ICP Finish

11.5.3	ESM Quality Control Measures

During the analytical process, ESM implemented protocols to insure results were within acceptable accuracy limits. To check the accuracy of geochemical results, ESM inserted a series of standards, blanks, and duplicates that totaled approximately 10% of the samples submitted. In addition, ESM has had original pulps checked by secondary laboratories, implemented analytical studies to check gold distribution for various size fractions of sampled material, RC fines overflow analysis, and compared sample variability by analyzing a second pulp from the original rejects or sampled material (A/B splits).

A summary of the QC types are as follows:

—	Certified Reference Material – Standards
—	Pulp checks – by both primary (ALS Chemex) and secondary laboratories

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—	Blanks – derived from either barren limestone outcrops or purchased silica sand
—	Duplicate analysis, including the following:
¡	Field duplicates taken from both RC (sampled interval split in 1⁄2) and Core intervals (sampled interval quartered)
¡	Duplicates derived from original rejects and second pulp analysis
—	Size-fraction analysis – checking sample variability in both core rejects and RC samples
—	RC fines overflow analysis – produced from the injection of water to improve recoveries

Routine QC samples submitted to the primary laboratory with each sample shipment during the course of the drill programs included certified standards, duplicates, and blanks. Secondary laboratories were primarily responsible to check original pulps and duplicates. A summary of pulp, blank, duplicate, and standards submitted to both primary and secondary laboratories is shown in Table 11.2.

TABLE 11.2: SUMMARY OF QC SAMPLES CHECKED BY PRIMARY AND SECONDARY LABORATORIES

Sample Type Checks	No. Samples
Au Original Pulps	889
Ag Original Pulps	65
Au Duplicates (A/B split)	1,707
Ag Duplicates (A/B split)	1,599
Blanks	1,274
Standards	1,213

11.5.4	Standard Reference Materials

Certified reference material (CRM) or standards were submitted with each sample shipment during the course of the drill programs. A total of 15 different standards were used and are summarized in Table 11.3. The NBG and NP2 standards, prepared by Hazen Research Inc., were used during the phases 1 and 2 drill programs and Rocklabs Ltd. standards in phase 3, Rocklabs Ltd. and Ore Research & Exploration PTY LTD (OREAS) in phase 4, and Rocklabs Ltd. for phase 5 drilling. Standard pulps, consisting of 70-80 g of material, were randomly inserted into each sample batch before they were shipped to the laboratory.

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TABLE 11.3: STANDARDS USED FOR THE ESPERANZA GOLD PROJECT

Standard	Au ppm Average	Std. Dev.	95% Con. Int.	Source	Material
NBG	0.79	0.12	No data	Hazen	Rhyolite with veinlets
NP2	1.73	0.11	No data	Hazen	Jasperoid with pyrite
OxC44	0.197	0.013	0.005	Rocklabs Ltd	Feldspars with fine Au
OxD43	0.401	0.021	0.008	Rocklabs Ltd	Feldspars with fine Au
OxG38	1.031	0.036	0.015	Rocklabs Ltd	Feldspars with fine Au
OxH52	1.291	0.025	0.011	Rocklabs Ltd	Feldspars with fine Au
OxL25	5.852	0.105	0.048	Rocklabs Ltd	Feldspars with fine Au
OxD73	0.416	0.013	0.005	Rocklabs Ltd	Feldspars with fine Au
OxG70	1.007	0.035	0.013	Rocklabs Ltd	Feldspars with fine Au
61d	4.76	0.070	No data	OREAS	Barren met-andesite and gold bearing meta-andesite
OxN77	7.732	0.17	0.058	Rocklabs Ltd	Feldspars with fine Au
OxG83	1.002	0.027	0.009	Rocklabs Ltd	Feldspars with fine Au
OxD73	0.416	0.013	0.005	Rocklabs Ltd	Feldspars with fine Au
OxN49	7.635	0.189	0.080	Rocklabs Ltd	Feldspars with fine Au
SE44	0.606	0.017	0.006	Rocklabs Ltd	Feldspars with fine Au
SI54	1.78	0.034	0.011	Rocklabs Ltd	Feldspars with fine Au
OxF85	0.805	0.025	0.008	Rocklabs Ltd	Feldspars with fine Au
OxD87	0.417	0.013	0.004	Rocklabs Ltd	Feldspars with fine Au

Results for gold and silver in the NBG and NP2 standards are shown in Figure 11-2. In standards NBG and NP2, each had one analytical failure for gold. Standard analytical failures are considered to occur when the results are above or below two standard deviations from the mean. When standard failures were identified, the sample batch or portion thereof was re-analyzed to ensure sample results reported were within acceptable accuracy limits. Re-analysis of samples above and below the failed NBG and NP2 standards show good replication and, therefore, the associated data appears to be within acceptable accuracy limits. Not enough material remained from the failed standards for re-analysis and so it was not possible to confirm their stated value. Other standards, blanks, and duplicates within the sample batch returned expected values. The resulting quality control measures, therefore, validated the sample results.

The NP2 standard returned gold values consistently higher than the established mean but all below the +2 standard deviation threshold that may indicate a slight bias in values returned by ALS Chemex. Therefore, two secondary laboratories, International Plasma Lab Ltd. (IPL) and ACME Analytical Laboratories Ltd. (ACME), were used to analyze an additional 21 NP2 standards in order to verify possible bias in this standard. Table 11.4 shows the results from the different laboratories. ALS Chemex and ACME had similar analysis, with both returning approximately 5.7-6.3% higher gold values than established by the Hazen mean. IPL results

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indicate a slight bias below the Hazen mean by approximately 7.4%. In all cases, the gold analysis fell within two standard deviations of the mean established by the original Hazen NP2 standard (+2SD=1.95g/t Au, -2SD=1.51g/t Au).

TABLE 11.4: NP2 STANDARD SECONDARY LAB CHECKS

Laboratory	NP2 Mean	% Difference vs. Hazen
Hazen	1.730	----
ALS Chemex	1.834	5.67
ACME	1.846	6.29
IPL	1.601	(7.43)

FIGURE 11-2: GOLD AND SILVER RESULTS FOR HAZEN RESEARCH NP2 AND NBG STANDARDS

Silver results for standard NBG returned very consistent values that fell between the standard mean and minus two standard deviations that may imply the analytical method used for silver analysis (ICP with aqua regia digestion) may undervalue silver results. This possible low bias reported for silver results as indicated by the NBG was considered to be insignificant. Results for silver in the NP2 standard show several failures above two standard deviations, although 90% of the NP2 standards returned acceptable values that clustered above and below the mean grade. Other QC samples including standards, blanks, and duplicates indicated no bias or problems

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within the sample batches containing the NP2 silver standard failures. Pulp checks returned expected values and, therefore, reported silver results for samples within the sample batches, with the silver standard failures, do not appear to indicate any analytical problems and the silver values reported are considered reliable.

Other standards used for the Esperanza Gold project were prepared by Rocklabs Limited, located in Auckland, New Zealand, and include the standards OxL25, OxC44, OxH52, OxG38, OxD43, OxG70, OxD73, OxN77, OxG83, OxD87, OxD73, OxN49, SE44, SI54, and OxF85. During the phase 4 drill campaigns, an additional standard, OREAS 61d, prepared by Ore Research & Exploration PTY LTD, was also used. The standard deviation for these reference materials is very low and so the possibility of any analytical variability above or below two standard deviations from the mean is much more problematic than the standards prepared by Hazen where the established standard deviation is significantly greater. Graphs for the Rocklabs standards (Figure 11-3 through 11-18) display lines representing both two and three standard deviations above and below the mean for reference and standard failures were considered for values above or below three standard deviations or if two consecutive standards fell outside of two standard deviations from the mean.

FIGURE 11-3: ROCKLABS STANDARD OXC44

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All analysis for standard OxC44 fell within two standard deviations of the standard mean and expected results were clustered around the mean. No analytical problems were associated with this standard.

FIGURE 11-4: ROCKLABS STANDARD OXD43

One failure occurred in the standard OxD43 (sample No. 406058) where results returned values of 4.76 g/t Au and 4.14g/t Au, respectively, in the original and re-analysis of the submitted standard. Check analysis for surrounding samples, all of which are near or below detection limits, shows good replication implying that the sample results for the standard is erroneous.

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FIGURE 11-5: ROCKLABS STANDARD OXG38

Results for standard OxG38 indicate relatively good replication with the exception of samples 110697 and the consecutive samples 734306 and 734406. Re-analysis indicated similar values, and check analysis for the surrounding samples within the respective sample batch returned expected results. Other QC samples within each sample batch did not indicate any bias and so the reported results are within acceptable accuracy limits. Overall, the majority of results for standard OxG38 tend to be biased low as seen in the graph where the majority of results tend to fall below the sample mean. Other standards and QC checks do not indicate that the reported results for other samples are biased low and so the results are believed to be within acceptable accuracy limits.

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FIGURE 11-6: ROCKLABS STANDARD OXH52

Only one failure for standard OxH52 occurred (sample 320605) where the original value reported was 1.06 g/t Au and check analysis returned 1.205 g/t Au. Surrounding samples within the sample batch are generally below 0.02 g/t Au, and check analysis confirmed their values. Other QC data indicates no bias within the sample batch and so the reported values are considered to be accurate as initially reported.

The Rocklabs standard OxL25 indicates more variability both above and below the mean than was noted in the other Rocklabs standards. Investigation for the cause for this was inconclusive although one possibility was given by ALS Chemex stating that “the majority of standard failures are related to fluxing issues” and this could be problematic with the OxL25 standard. The majority of analysis falls within two standard deviations and the remaining failures were investigated extensively. In the majority of cases, re-analysis of samples surrounding the failed standards replicated the original results and other QC data indicated that reported values are within acceptable accuracy limits.

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FIGURE 11-7: ROCKLABS STANDARD OXG70

Results for Standard OxG70 indicate relatively good reproducibility, although the majority of results tend to be biased low as seen in the graph where most analyses tend to fall below the sample mean. Other standards and QC checks within the same sample batches do not indicate that the reported results for other samples are biased low and so the results are believed to be within acceptable accuracy limits.

FIGURE 11-8: ROCKLABS STANDARD OXD73

Results for Standard OxD73 indicate relatively good reproducibility with all results falling within plus or minus two standard deviations of the sample mean. There were no sample failures for this standard, and the majority of the analyses are clustered near the sample mean.

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FIGURE 11-9: OREAS STANDARD 61D - GOLD

Only one failure for gold analysis in standard OREAS 61d occurred (sample 877892) where the original value reported was 3.78 g/t Au, well below the expected value. Insufficient sample material remained to check the results of the standard, although surrounding samples within the sample batch were checked and the results confirmed the original reported values. Other QC data indicates no bias within the sample batch and so the reported values are considered to be accurate as initially reported.

FIGURE 11-10: OREAS STANDARD 61D - SILVER

Silver results for standard OREAS 61d indicate relatively good reproducibility with the majority of results falling within plus or minus two standard deviations of the sample mean. Overall, the silver analysis tends to be slightly biased above the expected mean value. There were no silver

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sample failures for this standard and results are considered to be within acceptable analytical limits.

FIGURE 11-11: ROCKLABS OXN77 STANDARD

No significant failures occurred for the OxN77 gold standard (Figure 11-11). Only one sample, 41633, indicates a slightly lower than expected gold analysis, although other quality control samples in the same sample batch had good correlation to their respective means.

FIGURE 11-12: ROCKLABS OXG83 STANDARD

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All gold analysis for the OxG83 standard returned results within the acceptable standard deviation limits and no quality control problems were noted in the respective sample batches.

FIGURE 11-13: ROCKLABS OXD87 STANDARD

All gold analysis for the OxD87 standard returned results within the acceptable standard deviation limits and no quality control problems were noted in the respective sample batches.

FIGURE 11-14: ROCKLABS OXD73 STANDARD

All gold analysis for the OxD73 standard returned results within the acceptable standard deviation limits and no quality control problems were noted in the respective sample batches.

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FIGURE 11-15: ROCKLABS OXN49 STANDARD

Standard OxN49 had one sample, 584650, that fell slightly below acceptable limits for the gold analysis. All other quality control samples within the same sample batch indicated no analytical problems. Overall, the OxN49 standard tends to be consistently below the established mean but generally above the minus two standard deviation limits. No significant problems were noted with samples associated with the OxN49 standard.

FIGURE 11-16: ROCKLABS SE44 STANDARD

Two samples, 809520 and 10797, returned results below acceptable error limits established for the SE44 gold standard. In both cases the other QC standards, blanks, and duplicates returned results with good correlation to their respective values. Also, for both standard failures, the sample intervals above and below indicate the standards were inserted in non-mineralized zones and no other analytical errors were observed within the respective sample batches. All remaining analysis for the SE44 standard indicates very good correlation to the expected mean.

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FIGURE 11-17: ROCKLABS SI54 STANDARD

The SI54 standard had two failures, 591052 and 10544, both of which occurred in non-mineralized zones. Other QC data within the same sample batches returned results within the acceptable error limits. The two failures noted are not deemed to be significant. One other sample, 10049, reported results slightly below the acceptable three standard deviation limit, although all other QC results within the sample batch indicated no sample bias or error. No other failures were associated with the SI54 standard.

FIGURE 11-18: ROCKLABS OXF85 STANDARD

All analysis for the OxF85 standard indicates acceptable reproducibility and no analytical problems associated with this standard were detected.

Over 300 pulps were re-analyzed by ALS Chemex as a result of monitoring reported results for CRM’s (certified reference material) and identifying potential analytical problems during the exploration program. If checked pulps indicated a bias or incorrect results from what was

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originally reported, then ALS Chemex issued a “corrected certificate” for the analytical results reported and the Esperanza database was updated with values reported in the corrected certificate.

11.5.5	Blank Samples

Blank samples are inserted into the sample stream on average one for every 30 samples submitted. Initially ESM inserted blanks every 20 samples on regular intervals but has since adopted the procedure of inserting them on irregular intervals. The blank samples were initially composed of un-mineralized limestone taken from an outcrop near the property and used for phase 1 and 2 drill programs. During phase 3 – 5 drill programs silica sand was purchased and used as the blank material submitted with each sample shipment. While these are not an “official” or “certified” blank samples there have been an adequate number of samples analyzed establishing the grade that indicates the material used is barren. Based on the assumption that the samples are truly “blank,” there appears to be a very small and insignificant amount of contamination resulting from sample preparation and analytical procedures as shown in Figure 11-19. Acceptable values for blank samples are considered to be analysis returning less than five times the lower detection limit (LDL). The LDL for Au and Ag are 0.005 and 0.2ppm, respectively, and therefore values equal to or less than 0.025ppm for Au and 1.0ppm for Ag are considered to be within acceptable analytical limits. Of the 1,274 blanks submitted 97% returned values of less than 0.025ppm for Au and 98% less than 1.0ppm for Ag.

FIGURE 11-19: GOLD AND SILVER RESULTS IN QC BLANK SAMPLES

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11.5.6	Original Pulp and Duplicate Sample Analysis

Numerous QC checks have been completed during the five drill program phases including pulp and duplicate analysis for Au and Ag by both primary and secondary laboratories.

Several different types of duplicate analysis have been completed that include the following:

—	Producing a second independent pulp from the reject of the original sample, also referred to as A/B splits by both primary and secondary laboratories (Au and Ag analysis)
—

For select intervals, producing two independent samples (also referred to as field duplicates or A/B splits) using half of the core and creating two samples from the same interval by splitting it in half again (1/4 core samples) or in the case of RC samples taking the original sample and splitting it in half (Au and Ag analysis)

—	Pulp check analysis, of original pulps, for select Au samples by secondary laboratories

A summary for the various pulp and duplicate analysis is shown in Table 11.5 and a discussion for each check analysis type is given in the following paragraphs.

TABLE 11.5: PULP AND DUPLICATE SUMMARY

Check Analysis Type	Number of Samples	Average Au Grade Original (ppm)	Average Au Grade Duplicate (ppm)	Correlation
Ag ALS Drill Field Duplicates – Ph3&4	892	3.869	3.977	0.933
Au ALS Drill Field Duplicates – Ph3&4	892	0.285	0.285	0.964
Au ALS Drill Field Duplicates – Ph5	355	0.256	0.257	0.965
Au ALS Reject Dup A/B split – Ph1&2	26	1.710	1.661	0.967
Ag ALS Reject Dup A/B split – Ph1&2	26	4.254	4.808	0.983
Au ALS vs. SGS Dup A/B Split	108	1.889	1.645	0.986
Au ALS vs. Insp. Pulp Check	84	1.061	1.102	0.996
Au ALS vs. SGS Pulp Check	138	2.744	2.661	0.998
Au ALS vs. SGS Ph5 Pulp Check	139	1.171	1.120	0.995
Au ALS vs. ACME Pulp Check	181	1.221	1.172	0.988

ALS = ALS Chemex Laboratories

Insp. = BSI Inspectorate de Mexico, S.A. de C.V. SGS = SGS Laboratories

ACME = ACME Analytical Laboratories Ltd.

QC Check = Samples with related QC errors identified Ph1&2 = Phase 1 and Phase 2 drill programs

Ph3&4 = Phase 3 and Phase 4 drill programs Ph5 = Phase 5 drill program

Correl = Correlation Coefficient

Field duplicates were collected for 1,247 randomly selected intervals during the phase 3, 4, and 5 drill campaigns including both core and RC sampled intervals. All samples were submitted to the primary laboratory, ALS Chemex, as part of the routine sample shipments. Half of all sampled

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intervals are archived for future reference, metallurgical testing or check analysis. Therefore, the field duplicates represent the originally sampled interval split in half, resulting in  1⁄4 of the original core and RC intervals being sent to the laboratory for analysis (i.e.,  1⁄4 of the interval is considered a duplicate and the other  1⁄4 the original sample).

Results for Ag and Au field duplicates, phases 3, 4, and 5 drill programs, are shown on absolute value of the relative difference (AVRD) charts shown in Figure 11-20 where AVRD is defined as the absolute value of the original sample minus pair mean (PM), where AVRD(%) is the original and duplicate sample averaged, divided by the PM.

FIGURE 11-20: AVRD CHARTS FOR GOLD AND SILVER FIELD DUPLICATES, PHASE 3 DRILL PROGRAM

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ESM considers field duplicates to have a good correlation if at least 90% of the population has relative differences of less than 30%. At the 90th percentile for Au and Ag relative differences are less than 30 and 22%, respectively.

For the phases 1 and 2 drill programs, the duplicate sample was made by taking the original reject and producing a second pulp (A/B split) to be analyzed as the field duplicate. AVRD charts were developed using the same methodology as in the above phase 3, 4 and 5 field duplicate charts and results are shown in Figure 11-21.

AVRD Chart for Phase 1&2 Gold Field Duplicates
35%
30%
25%
20%
15%
10%
5%
0%
ABS[Orig-PM]/Pair Mean
0
20
40
60
80
100
Percentile of Population

AVRD Chart for Phase 1&2 Silver Field Duplicates
70%
60%
50%
40%
30%
20%
10%
0%
ABS[Original-PM]/PM
0
10
20
30
40
50
60
70
80
90
100
Percentile of Population

FIGURE 11-21: AVRD CHARTS FOR GOLD AND SILVER FIELD DUPLICATES, PHASE 1 AND 2 DRILL PROGRAMS

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Field duplicates for phase 1 and 2 drill programs give similar results to values noted in the phase 3 drill program where relative percent difference (RPD) for field duplicates is less than 30% for samples below the 90th percentile of the population.

Field duplicate checks in the phase 1 through 5 drill programs all show good reproducibility for both Au and Ag and fall within acceptable accuracy limits for this type of duplicate sample analysis.

In addition to the above field duplicate analysis a total of 108 field duplicate samples consisting of original rejects were sent to a secondary laboratory, SGS Mexico, and their results are shown in an AVRD chart in Figure 11-22.

FIGURE 11-22: AVRD CHART FOR FIELD DUPLICATES BETWEEN ALS CHEMEX AND SGS MEXICO

Overall the results for the field duplicate comparison between ALS Chemex and SGS Mexico indicate good correlation with over 90% of the samples having an RPD of less than 30%.

Three separate studies were completed using secondary laboratories to check analytical results reported by the designated primary laboratory ALS Chemex. Secondary laboratories used for original pulp checks included Inspectorate Laboratories, SGS Mexico, and ACME Analytical Laboratories Ltd. A total of 84 original sample pulps were sent to Inspectorate, 277 to SGS, and 181 to ACME. Results for the secondary laboratory pulp checks are shown in AVRD charts in Figure 11-23.

All three secondary lab pulp check analyses indicate good replication of the original ALS Chemex Au assay. The correlation coefficient between original and secondary pulp checks ranges

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from 0.988 to 0.998 indicating very good assay replication. Approximately 90% of the pulps have a RPD of less than 15% between the primary and secondary analyses. Results of the secondary laboratory pulp check analysis is considered to be within acceptable accuracy limits and substantiates ALS Chemex’s originally reported values.

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FIGURE 11-23: AVRD CHART FOR SECONDARY LAB PULP CHECKS

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12	DATA VERIFICATION

Garth Kirkham, P. Geo., visited the property on February 17-18, 2014. The site visit included an inspection of the mine site infrastructure, core logging facilities, offices, outcrops, core storage facilities, core receiving area, and a tour of the major population centres and surrounding towns.

The tour of the core storage facilities showed a clean, well-organized, professional environment. On-site staff led the author through the chain of custody and methods used at each stage of the logging and sampling process. All methods and processes are to North American, industry standards and no issues were identified. A visit to collar locations showed the collars were well marked and labelled, therefore easily identified.

Six complete drill holes were selected from the database by the author and laid out at the core storage area. Core was inspected and compared against logs. The data correlated with the physical core and no issues were identified. In addition, the author toured the complete core storage facilities. No issues were identified and recoveries appeared to be very good to excellent.

The author is confident that the data and results are valid based on the site visit and inspection of all aspects of the project, including methods and procedures used. It is the opinion of the independent author that all work, procedures, and results have adhered to best practices and industry best practices as required by NI 43-101.

No duplicate samples were taken to verify assay results, but the author is of the opinion that the work is being performed by competent professionals that adhere to industry best practices and standards. There were independent verification samples taken and analysed for the previous independent technical reports published in September 2008 and September 2010.

Independent verification of sampling results from both core and reverse circulation drill samples was conducted during an Esperanza site visit on January 16 and 17, 2008 and discussed in the September 2008 and September 2010 reports. In this study, three core holes and one RC hole were reviewed from the ESM drill logs. The holes were selected to be representative of typical alteration and grade ranges for the mineralized and skarn altered zones at Esperanza.

The duplicate analyses for gold and silver showed good correspondence between the original ESM sample results and the independent sample assays. However, the original ESM samples on average assayed 10.7% higher for gold and 14.6% higher for silver. These higher averages are due to one high-grade sample (673524) from DHE-06-28 that assayed 14.2 g/t Au and 52.5 g/t Ag versus duplicate analyses of 0.18 g/t Au and 36.2 g/t Ag. Elimination of this outlier sample gives averages of 3.83 g/t Au and 5.81 g/t Ag for the originals versus 4.25 g/t Au (11% higher) and 5.67 g/t Ag (2.4% lower) for the duplicates. Review of the drill core photo for 673524 highlights that this interval is composed of broken and rubbley garnet-wollastinite skarn. Clearly this specific sample interval demonstrates nugget effect. Otherwise, the linear correlation between the original and duplicate drill samples establish that ESM’s drill sample assay results for gold and

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silver are reliable and reproducible within the context of geologic variance expected for a gold skarn deposit.

FIGURE 12-1: ORIGINAL SAMPLE SCATTER PLOT

FIGURE 12-2: DUPLICATE SAMPLE SCATTER PLOT

12.1	INDEPENDENT DRILL ASSAY DATABASE AUDIT

Golder Associates instituted independent database auditing procedures which were established in 2008. As a starting point, the vetted 2008 drill hole assay database was crosschecked against the updated July 2010 database provided by ESM. No differences were found for the gold or silver

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assays, and no significant differences were found for the entire 2008 assay database (i.e., including other fields such as from- to, multi-element analyses, etc.). This verified that the 2010 drill assay database up to, and including, the 2008 results were consistent with the previously vetted version. For the new 2009 – 2010 data, 10% of the assays were randomly selected and the gold and silver assays checked against the digital lab certificates. In addition, all gold assays greater than 5 g/t were reviewed. The gold-silver assays reported in the lab certificates were cross-checked by sample number against the entry in the database, with no errors or discrepancies. This 100% fidelity is a strong endorsement of ESM’s data handling protocols and procedures, and firmly establishes the high quality of the 2010 assay database used for resource modeling.

In 2014, for the purpose of this current report, the author discovered a number of discrepancies and missing data during an extensive QA/QC of the database. In order to insure the integrity and validity of the database, the author reconstructed the database directly from the assay certificates supplied by ALS Chemex in January 2014. No issues were discovered and the resulting database is now complete and current. The author is confident that the resulting database is valid and verified for the purpose of resource estimation.

A review of the 2012 Resource Update technical report, particularly the mean grades of the assay and composite data showed potential discrepancies that are un-explained. The previous authors did not supply the data and results for which to determine the source of the issues therefore the author cannot comment of the scope or extent of the potential problems. However, it appears that the data utilized for the 2012 resource estimate may be subject to a high grade multiplier which would explain the differential between the current and the historic resource estimations.

12.2	ESM INTERNAL DATA VERIFICATION

Both internal and external laboratory quality control procedures, sampling method and handling protocols meet or exceed standard industry practice. Geochemical and/or assay results are added to the database by a computer program that uses the unique sample identification number to download the data and tie it to its appropriate location, sample type, interval, and other pertinent information eliminating manual data entry error. ESM runs routine checks for data verification that include the following:

—	Check and review drill site locations and surveyed coordinates;
—	Examination of assay certificates and ~10% spot check of results input into the database;
—	Continual review of QA/QC procedures and results;
—	Validation of the database to check for inconsistencies such as missing intervals, out of sequence records, duplicate sample numbers, or typographical errors;
—	Comparison of drill logs to database information for lithology, sample numbers and other pertinent information;
—	Review and check of geological plan and cross section maps with database information.

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—	Frequent project site visits and review of procedures and results derived from ongoing exploration drilling, mapping, sampling and other related activities.

The author of this report believes that the data verification procedures are adequate and the results reported are reliable.

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13   MINERAL PROCESSING AND METALLURGICAL TESTING

The following section is extracted from the 2011 Preliminary Economic Assessment Report for the Cerro Jumil Property (Bond et al, 2011). This data, information and results are relevant as they contribute to the calculation of cut-off grade and are, by the determination of the author, to be valid and are necessary to make the technical report complete.

13.1	SGS METALLURGICAL TESTING

Preliminary bottle roll testing was completed on one composite sample from the West Zone and two from the Southeast Zone during 2005 and 2006. Based on the geological logs, mineralogical observations, and geochemical results it is believed that the composites are typical for the different areas of the deposit.

In 2005, bottle roll testing examining the effect of grind size and NaCN concentration on gold and silver recovery for the West Zone was done on multiple samples from composite #1. The metallurgical sample was from drill hole DHE-05-01 from 48.9 m to 85.2 m with a weighted average grade of 2.24 Au g/t and 19.52 Ag g/t. ALS Chemex composited the sample from reject material stored at their sample preparation facility in Guadalajara and shipped the composite (#1) directly to SGS Lakefield Research Limited. Metallurgical testing was done by SGS Lakefield’s facility in Lakefield, Ontario, Canada.

Details of the SGS metallurgical work completed in 2005 and 2006 can be found in the “Cerro Jumil Project, Mexico Preliminary Economic Assessment NI 43-101 Technical Report” published December 23, 2009.

13.2	CAMP METALLURGICAL TESTING

The Center for Advanced Mineral and Metallurgical Processing (CAMP) completed additional testing on Esperanza core samples from the West Zone (WZ) and the Las Calabazas Zone (LCZ) and on a small amount of material from the southeast Zone (SEZ) totaling about 200 kg of material. Tests completed by CAMP included Automated Mineral Liberation Analysis (MLA), XRD, ICP elemental scans, fire assay, sulfur and carbon speciation, specific gold and silver deportment and comprehensive analysis of the representative Esperanza resource sample. A Bond Work Index and the Relative Abrasion Index of the sample was also determined. Bulk density measurement of WZ and LCZ core samples supplied from the Esperanza Gold project was also undertaken.

Comprehensive bottle roll testing of the sample with variables such as time, pH, pulp density, grind size, reagent concentration and guided by Stat Ease Design of Experimentation software

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was used to optimize the potential and parameters for heap leaching. Gravity concentration of the sample with Wilfley table concentration was performed.

Results of the testing demonstrated that there were no unusual situations in the mineralogical make-up of the ore that might preclude using heap leach as the processing option.

Based on the testing completed CAMP provided the following recommendations and conclusions:

—	Bottle roll testing of the WZ and LCZ ores seems consistent with past data.
—	Further work needs to be done on the SEZ materials. The SEZ material testing should be done on more representative samples of that zone as the number of holes used was minimal.
—	Gravity concentration especially when applied to fines from crushing, seems promising and should be further confirmed and optimized.
—	The very high CaO consumption reported by SGS has been attributed to the use of degraded lime for pH control. Additional testing will be required to determine CaO consumptions during heap leaching.

Details of the CAMP metallurgical work can be found in the “Cerro Jumil Project, Mexico Preliminary Economic Assessment NI 43-101 Technical Report” published December 23, 2009.

13.3	LYNTEK METALLURGICAL TESTING

13.3.1  Summary of Previous Metallurgical Tests

In 2009, Lyntek utilized the test results from the SGS and CAMP work to estimate recoveries, reagent use, and design a process flow sheet. For the original 2009 PEA, Esperanza Resources made the following reports available for review:

1.        Determination of the gold and silver recovery by cyanidation of one ore composite, SGS Minerals Services/Durango, Final report SGS-37-07, May 2008

2.        Cerro Jumil Metallurgical Report, The Center for Advanced Mineral Metallurgical Processing, Montana Tech of the University of Montana Butte, Montana, June 1, 2009

3.        The recovery of gold by cyanide leaching of two composites, SGS Lakefield Research Ltd., Project 10996-002 Report 1, Sept 2006

4.         Cerro Jumil Cyanide Soluble Au Assay Review, D. Turner, May 31, 2009

5.        EXCEL File:  CN_Pulps_Sample Data Final

Reports 1, 2, and 3 describe bottle roll tests conducted on crushed Esperanza ore to determine its suitability to cyanide leaching whereas Reports 4 and 5 present assay tests. In addition, column leach tests were also described in Report 1 and these results were used to determine the precious

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metal recoveries for the plant design. The bottle roll test conditions that produced the highest Au recoveries in each report are summarized in Table 13.1.

TABLE 13.1: SUMMARY OF BOTTLE ROLL TEST-WORK REPORTED

Report Number	2	3		1
		Comp. 1	Comp. 2
test ID from report	7	CN-10	CN-18	2
Au head grade (g/t)	2.06	0.84	2.28	1.59
Ag head grade (g/t)	64.46			2.17
Top size (mm)	12.7	~0.05	~0.05	12.7
NaCN conc. (g/L)	1.5	1	1	1
NaCN consumption (kg/t)		0.30	0.16	3.34
CaO consumption (kg/t)		3.02	1.61	2.25
Leach time (h)	168	48	48	96
Au Recovery %	78.7	91.3	96.1	79.14
Ag Recovery %	48.9			47.15
Residue Au (g/t)	0.44	0.07	0.10	0.34
Residue Ag (g/t)	33			1.16

The cyanide consumption was significantly higher in Report 1 – Test 2 than for the others. This may have been due to the longer leach time and coarse ore top size. The cyanide consumptions were not reported in Report 2 however this would prove to be a valid comparison with Report 1 as the ore top sizes are the same. The Au recovery was significantly higher at the lower particle sizes in Report 3 and this is typical. However, in a heap leach application, it is likely that the top particle size will be coarser than 12.7 mm, and a recovery of less than 78% would typically be expected.

Report 4 is a memo from D. Turner, which presents a CN/FA ratio (cyanide solubility / fire assay Au) for various samples, and the conclusions reported are as follows:

—	The intervals selected for CN re-assay cover the typical grade ranges of the Esperanza mineralized zones
—	The distribution of the holes provides representative coverage along strike and dip of the SEZ, LCZ, and WZ mineralized domains. CN/FA ratios > 0.75 occur consistently across all three zones
—	Low (< 0.75) CN/FA ratios in three SEZ holes appear to preferentially occur within the low grade mineralized envelope.
—	The CN extraction average for all combined lithologies is high at 0.89. Key host rocks for Au mineralization (skarn, marble, ls/mbl) exhibit minimal deviation above and below the 0.90 CN/FA line

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—

The average skarn recoveries deviate from 0.85-0.95 around the 0.90 CN/FA ratio line, implying high CN solubility within all the skarn alteration types. There is a cluster of ratios at 0.85 (gr-tre, jasp, wo-gr) and around 0.90 (gr-wo, mbl, pyx-gr). The relationship of skarn alteration type versus CN solubility deserves further review

—	There does not appear to be grade dependent CN solubility behavior from the data reviewed.

The data presented in Report 5 included a significant number of drill core samples. The Au head grade vs. recovery is plotted in Figure 13-1.

FIGURE 13-1: AU RECOVERY VS. HEAD GRADE FROM REPORT 5

Some discrepancies were present which may have been due to differences between the head grade measuring technique and the pregnant solution grade measurements. This resulted in some sample recoveries well above 100%. However, the general trend below 100% showed the Au recovery increasing with increasing head grade until reaching a maximum recovery. Figure 13-2 indicates that the gold in Esperanza ore does not occur in coarse particles.

The column leach tests conducted in Report 1 showed an Au recovery around 70% for 1” particle top size. The cyanide consumption was measured as 1.2 kg/t and the NaCN conc. was 500ppm. Ag recovery can also be seen in Figure 13-2 to be approximately 65%.

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FIGURE 13-2: EXTRACTION FROM COLUMN TESTS IN REPORT 1

(FINAL REPORT SGS-37-07, MAY 2008)

13.3.2	Bottle Roll Tests

Several bottle roll tests have been conducted on core intervals and composite core intervals in previous test programs. Table 13.1 presents results from the four tests that exhibited the highest gold extractions of those test programs. The ore in two of the bottle roll tests was much coarser (-12.7 mm) than the test in this series. The gold extraction in those tests was less than in the most recent test (79% versus 82%), but similar. The other two old tests were conducted on ore that had been crushed much finer than in the recent test. The older tests exhibited much higher gold extractions (91% and 96%) than in the recent test, possibly indicating that there is some occluded gold that can only be accessed by fine grinding. Cyanide consumption in the recent test matched the lowest consumption reported in the four older tests (0.16 kg/t). Cyanide consumption in the previous tests ranged from 0.16 kg/t to 3.34 kg/t.

13.3.3	Laboratory Testing 2010-2011

A bulk sample for metallurgical testing was collected during May 2010. The run of mine (ROM) metallurgical sample was extracted from road out crop exposures, from the Southeast and Las Calabazas zones, in areas representative of typical gold skarn mineralization as noted in drill hole samples. ROM samples were collected from numerous areas over 150m of vertical relief and 500m along strike of the SEZ and LCZ zones from near the top of Cerro Colotopec to the bottom of the canyon. Prior to sample collection, all outcrops were sampled and analyzed for gold and other elements in order to establish that the geochemical results were typical of nearby drill hole data and deposit averages. The ROM sample collected averaged 0.91g/t Au (based on average of

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outcrop channel samples) and the 2010 resource estimate was 0.83g/t Au indicating that the ROM metallurgical sample was representative of the overall Esperanza deposit grade.

The bulk samples from the program conducted in May 2010 were transported to McClelland Laboratories in Reno, Nevada where a test program based around large column leach tests was performed. McClelland Laboratories has much experience with precious metal column leach testing and has columns up to 1.2m in diameter. This size is desirable for Run-of-Mine (ROM) heap leach simulation as standard practice is to use a column with a diameter that is at least three to four times the size of the largest particle in the charge. Ore from the 15 bags of sample received from Esperanza (approximately 30 tonnes) was blended to make a composite sample according to recommendations from Esperanza Resources. The initial testing was to characterize the bulk sample. A size distribution was determined and samples were split out for head assays and an initial bottle roll leach test. The head assays showed an average of 0.8g/t gold and 4g/t silver. The bottle roll leach test was conducted on material crushed to 80% passing 10 mesh (1.7mm). The bottle roll leach established a 96-hour gold recovery of 82.2% and silver recovery of 44.4%. The leaching curves showed that extraction was complete in 48 hours. Hydrated lime (Ca(OH)2) consumption in the bottle roll test was 4.1 kg/t of ore, and cyanide consumption was 0.16 kg/t. Note that the equivalent consumption of quick lime (CaO, which is more commonly used in full scale operations) would be 3.11 kg/t of ore.

The lime consumption from the bottle roll test was used to set the lime addition to the ore for the column tests. That value was rounded to 4 kg/t of hydrated lime. Three column tests were conducted, one at nominal ROM (-300mm) feed size, one with the ore crushed to -50mm and the third with the ore crushed to -20mm. The -20mm test was intended to allow comparison to previous test work wherein a column leach test had been conducted on -20mm ore, and to give some information on the effect of crushing on leach recovery.

The column leach test on the -20mm crushed ore was started and completed as the first of the three. The primary leach ran for 36 days until an initial rest period, started because the leaching rate had flattened out. At that stage, gold recovery had reached 72% (note that gold recovery had reached 69% in 18 days). Silver recovery was comparatively slow and limited. Silver recovery reached 33% in 17 days and after that no additional silver was recovered. After a two week rest period, leaching was restarted, but ponding on the top of the column was noted immediately.

Another rest period was started after one day of additional leaching. Ponding was again noted in one day after the second rest period. The cycle of rest periods followed by short leaching periods was continued for five more cycles after which the column was rinsed and drained. Total leaching time was 73 days. Ultimate recovery gold recovery was 74% and ultimate silver recovery was 33%.

There were no problems noted with pH control indicating the lime addition was sufficient. Cyanide consumption indicated by this test was approximately 1.0 kg/t of ore. The overall metallurgical balance, for this test, shows a small deviation in comparing gold in solution plus

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gold in tailings to the head assay. This was within normal expectation due to natural variations in ores.

The column leach test on the -50mm crushed ore was run for a total of 217 days. Gold recovery reached 70% after 50 days and leaching rate had slowed considerably. After 77 days, gold recovery had increased to 72% and a rest period was initiated. After a 13 day rest period, leaching was recommenced and gold recovery reached approximately 75% in 23 more days (113 total test days). Two more rest and rinse cycles were conducted and gold recovery increased to 76% with a total elapsed time of 160 days at which time leaching was stopped and a rinse cycle started. Silver recovery was again low, reaching 25% in 39 days and exhibiting no additional leaching for the remainder of the test. As in the test on the -20mm ore, there were no problems with pH control noted in this test. Cyanide consumption was indicated to be approximately 0.8 kg/t of ore. The metallurgical balance comparisons for this test were not complete as this was written, however, the solution plus tailings comparison agreed well with the assayed head grade.

The column leach test on the ROM ore was run for a total of 212 days with leaching completed in 155 days. Additional tailings assay testing is in progress, results were not available at the time of this report.

Assuming that the calculated head metal contents will closely match the assayed heads, the recovery at 50 days was 59%. After 72 days recovery had reached 62% and the first rest cycle was initiated. After three rest and leach cycles the leaching was stopped at 155 days with a gold recovery of 65%. Silver recovery reached a level of 25% in 91 days and did not increase further. As in the other two column tests, there were no problems noted with pH control. Cyanide consumption was 0.4 kg/t of ore. Metallurgical balance information based on this test is still in progress, results were not available at the time of this report.

13.3.4	Results

Column leach tests completed by Lyntek (2011) are significant as they demonstrate that heap leaching at both Run-of-Mine and 2” crushed rock sizes is practical. The nature of the sample is also significant. The material in these tests should be much more representative of the ore body than samples from individual intervals or blended samples from selected core intervals. The tests also quantify the recovery advantage of the crushed rock heap leach. Finally, data from the tests was used to better estimate reagent consumption for operating cost estimates.

For each test, the key results from Lyntek (2009) were as follows:

—	Bottle Roll Leach

¡	Hydrated lime consumption of 4.1 kg/t of ore (3.1 kg/t CaO)
¡	Gold Extraction of 82.2%
¡	Silver Extraction of 44.4%

—	Column Test on -20mm Crushed Ore

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¡	Gold Extraction of 74%
¡	Silver Extraction of 35%
¡	Cyanide Consumption of 1.0 kg/t of ore
¡	No pH control problems with 4 kg/t of hydrated lime addition

—	Column Test on -50mm Crushed Ore

¡	Gold Extraction of 76%
¡	Silver Extraction of 25%
¡	Cyanide Consumption of 0.8 kg/t of ore
¡	No pH control problems with 4 kg/t of hydrated lime addition

—	Column Test on Run-Of-Mine Ore

¡	Gold Extraction of 62%
¡	Silver Extraction of 26%
¡	Cyanide Consumption of 0.4 kg/t of ore
¡	No pH control problems with 4 kg/t of hydrated lime addition

Gold recovery in this bottle roll leach test was only 82%, about 7% better than achieved in the crushed ore column leach tests. This indicates very good leaching performance in the column tests with extractions of approximately 90% of the leachable gold.

Comparing the three column leaches shows a definite gold extraction advantage from crushing the ore. Gold extraction in the crushed ore column tests was approximately 75% in both tests, and was only 65% in the ROM column test.

Comparing the relative gold extractions in the two crushed ore column tests, shows approximately the same extraction in both tests (74% versus 76%). This shows that there is definitely no need to crush finer than 50mm to get the best extraction. The lack of difference between the -20mm crush and the -50mm crush also indicates that the maximum crush size for enhanced recovery is larger than 50mm. As this project is developed further, testing should be conducted to optimize the crush size as crushing to 100mm or larger would reduce costs considerably.

The results of Lyntek (2011) studies to date show the following:

—	Heap Leaching at coarse sizes is entirely feasible
—	Gold extractions for the ROM and -50mm (-2inch) crush were both very good
—	ROM Gold Extraction 65% (projected, to be confirmed)
—	50mm Crush Gold Extraction 75%
—	Cyanide consumption is reduced as particle size increases
—	Lime Consumption in the recent testing was much lower than previous testing at 3.1 kg CaO per tonne of ore
—	No problems with permeability were noted in large column testing

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—	Essentially no difference between tests on -20mm and -50mm ore indicates that crush size could be coarser than 50mm without reducing gold extraction

13.4	DESIGN CRITERIA

The Design Criteria was developed in conjunction with Golder Associates and MDA based on data supplied by Esperanza Resources, Esperanza ore characteristics and parameters from existing heap leach operations. A summary of the overall plant performance is shown in Table 13.2. The production rates were supplied by Esperanza Resources and the precious metal recoveries were determined from available metallurgical test data as described in Sections 13.3.1 through 13.3.4.

TABLE 13.2: OVERALL PLANT PERFORMANCE FROM DESIGN CRITERIA

Overall Plant Performance	Units (metric)	Option 1	Option 2
Au Grade	g/t	0.66	0.66
Ag Grade	g/t	4.0	4.0
Average Annual Throughput	t/annum	7,000,000	7,000,000
Average daily Throughput (24 h)	t/day	20,000	20,000
Average Hourly Throughput	t/h	926	926
Au Recovery-Leach	%	74	59
Ag Recovery-Leach	%	25	25
Au Production	oz/annum	111,404	95,065
Ag Production	oz/annum	225,059	225,059
Plant Availability	%	90	90
Average Days Per Year Operation		350	350

The heap leach schedule was determined using existing data from similar operations and is summarized in Table 13.3. The solution application rate was adopted from the May 2008 SGS report.

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TABLE 13.3: HEAP LEACH OPERATION SCHEDULE FROM DESIGN CRITERIA

Heap Leach Operation	Units (metric)
Shift period	Hours	12
Shifts per day		2
Days per year		365
Solution Application Rate (average)	L/h/m2	10
Primary Leach	Days	45
Secondary Leach	Days	60
Total Leach Time	Days	105

13.5	PLANT MASS BALANCE

Projected Mass-Balance of major processes for both the Crushed Ore and Run-Of-Mine options were developed for a range of possible treatment rates. This data was used to make a rough evaluation that resulted in the selection of a 20,000 tonne/day treatment rate. Table 13.4 summarizes the basic mass balance around the heap leach and ADR plant.

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TABLE 13.4: OVERALL MASS BALANCE FOR LEACHING AND PRECIOUS METAL RECOVERY

Parameter	Units	Crushed Ore Leach	ROM Ore Leach
Daily Ore Production	tonnes	20,000	20,000
Primary Leach time	Days	50	50
Secondary Leach time	Days	50	50
Solution Application Rate	m3/t	1.511	1.822
Solution Flow Rate	m3/hour	1,260	1,260
Solution Flow Rate	g/m	5,548	5,548
Application Rate	m3/hour/m2	0.012	0.012
Area Under Primary Leach	m2	105,000	105,000
Ore Bulk Density	t/m3	1.92	1.92
Volume of Ore placed/day	m3	10417	10417
New Area Per Day	m2	2,100	2,100
Lift Height	M	4.96	4.96
Gold Head Grade	g/t	0.66	0.66
Gold Extraction	%	75%	64%
Gold Extraction	g/t	0.495	0.4224
Gold Production	g/day	9900	8448
Gold Production	oz/yr	111404	95065
Silver Head Grade	g/t	4	4
Silver Extraction	%	25%	25%
Silver Extraction	g/t	1	1
Silver Production	g/day	20000	20000
Silver Production	oz/yr	225059	225059
Total Metal Production	g/day	29900	28448
Carbon Capacity	g/t	6500	6500
Carbon Loaded Per Day	tonne	4.6	4.38

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14	MINERAL RESOURCE ESTIMATE

14.1	DATA EVALUATION

A total of 389 drill holes were supplied for the Esperanza Gold Project. The drill hole database was supplied by Alamos Gold Inc. in an electronic format. This data included drill hole collars, downhole surveys, lithology data, and assay data with downhole-from and downhole-to intervals shown in metric. The assay data included total Au in g/t, Ag in g/t, Zn%, and Pb in ppm. Figure 14-1 shows a plan view of the drill holes used in the mineral resource estimate.

FIGURE 14-1: PLAN VIEW SHOWING DRILL HOLES USED IN RESOURCE ESTIMATE

14.2	COMPUTERIZED GEOLOGIC AND DOMAIN MODELING

Hand-drawn sections interpreted by site geological staff and consultants were supplied by Esperanza; the sections were oriented looking north 55 degrees east (N55oE) as shown in Figure 14-2. These sections were digitized and the resulting polylines segregated by lithological unit as shown in Figure 14-3. Solids were then created by extruding the polylines half the distance (i.e., 12.5 m) to the neighbouring sections in each direction as shown in Figure 14-4.

The resulting solids were then numerically coded by zone as follows:

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—	0, Alluvium
—	1, Andesite
—	2, Feldspar Porphyry (FsPhy)
—	7 Limestone
—	8 Jasperoid
—	9, Marble
—	11, Quartz
—	13, Quartz Porphyry (QzPhy)
—	20, Skarn - Marble
—	21, Skarn - Prograde
—	22, Skarn - Retrograde
—	30, Volcanics

FIGURE 14-2: SECTION VIEW (LOOKING N55oE) OF THE HAND-DRAWN GEOLOGICAL INTERPRETATIONS

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Note: Topography (brown), Alluvium (peach), Feldspar Porphyry (pink), Quartz Porphyry (orange), Limestone (dark blue), Marble (light green), Skarn – Retrograde (dark green), Skarn – Prograde (olive), Skarn – Marble (light green), Jasperoid (red), Quartz (yellow), Andesite (light gray), Volcanics (dark gray). Section looking N55oE with grid lines at 100-m spacing.

FIGURE 14-3: SECTION VIEW SHOWING GEOLOGICAL UNITS

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Note: Topography (brown), Alluvium (peach), Feldspar Porphyry (pink), Quartz Porphyry (orange), Limestone (dark blue), Marble (light green), Skarn – Retrograde (dark green), Skarn – Prograde (olive), Skarn – Marble (light green), Jasperoid (red), Quartz (yellow), Andesite (light gray), Volcanics (dark gray).

FIGURE 14-4: PLAN VIEW SHOWING MINERALIZED SOLIDS

Figure 14-5 shows a portion of the assay database with the gold, silver, lead, and zinc values, along with lithologies where the alpha-numeric “LITH” and numeric “LITHN” are the primary lithologic unit fields and where “L2” and “L2N” are the secondary lithologic unit fields.

The drill hole database was then numerically coded by zone and solid. No assay values were edited or altered. The coded fields are the “CODE” and “ZONE” fields shown in Figure 14-5 which also represent the adjusted numeric coding for the mineralized solids (i.e., 0, 1, 2, 3, 8, 7, 9, 11, 13, 20, 21, 22, and 30) as described above.

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FIGURE 14-5: DRILL HOLE DATABASE SHOWING GRADES AND LITHOLOGY CODES

14.3	TOPOGRAPHY

The topography was obtained from a contour map, and digital solid surfaces were created. The solids and contours were in good agreement with the drill hole collar data, and are sufficiently accurate to be used as the upper surface boundary of the deposit. Figure 14-6 shows the gridded surface of topography.

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FIGURE 14-6: PLAN VIEW 3D GRIDDED TOPOGRAPHY BY CONTOUR RANGE

14.4	COMPOSITES

It was determined that a 1.5-m composite length minimizes the smoothing of the grades, and also reduces the influence of typically narrow, very high-grade samples; this appears to be an optimal interval length from the standpoint of regularization. Figure 14-7 shows the histogram for the assay intervals at graduating lengths.

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FIGURE 14-7: HISTOGRAM OF ASSAY INTERVAL LENGTHS

The box plots and associated statistics for gold and silver are shown in Figures 14-8 and 14-9, respectively. The list of numeric codes is as follows:

—	U0, Alluvium
—	U1, Andesite
—	U2, Feldspar Porphyry (FsPhy)
—	U8, Jasperoid
—	U7, Limestone
—	U9, Marble
—	U11, Quartz
—	U13, Quartz Porphyry (QzPhy)
—	U20, Skarn - Marble
—	U21, Skarn - Prograde
—	U22, Skarn - Retrograde
—	U30, Volcanics

The gold box plots in Figure 14-8 illustrate the Jasperoid (U8), Quartz (U11), and the Marble, Prograde and Retrograde Skarn units (U20, U21, U22) and correlate relatively well with the exception of the Marble Skarn. Estimations were run using all ore zones and then run excluding

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the Marble Skarn. The differences were found to be negligible; therefore, all ore zones including the Marble Skarn were used for the domains.

Figure 14-9 shows the corresponding box plots for silver. It was decided that based on the statistical analysis, all three Skarn units (i.e., marble, prograde, and retrograde) along with the Jasperoid and Quartz units would be combined, evaluated, and estimated in one pass, and all another units would be estimated in a second pass. Figure 14-10 shows the ore zones as described, showing the Marble Skarn separately in green.

FIGURE 14-8: BOX PLOT FOR GOLD COMPOSITES BY ZONE

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FIGURE 14-9: BOX PLOT FOR SILVER COMPOSITES BY ZONE

FIGURE 14-10: PLAN VIEW OF MINERALIZED UNITS

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14.5	OUTLIERS

Figures 14-11 and 14-12 show the cumulative frequency plots for gold and silver; the break indicates that grade limiting is required. Therefore, it was determined that a threshold of 15 g/t Au and 200 g/t Ag should be “limited” in influence. Grade limiting, in this case, means that composites above this threshold may not contribute to the estimation of a block if it lies outside a 25-m radius.

FIGURE 14-11: CUMULATIVE FREQUENCY PLOT FOR GOLD (1.5-M COMPOSITES)

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FIGURE 14-12: CUMULATIVE FREQUENCY PLOT FOR SILVER (1.5-M COMPOSITES)

14.6	SPECIFIC GRAVITY

Specific gravity values were coded into the block model by zone using the same values, schema, and assumptions as the 2011 Preliminary Economic Assessment (PEA) (Bond et al, 2011) and the 2012 DMT Resource Estimate (Hermann et al, 2012). A specific gravity of 2.64 g/cm3 was assigned to the ore zones and to the other material. The Quartz Porphyry was assigned a specific gravity value of 2.40 g/cm3.

14.7	BLOCK MODEL DEFINITION

The block model used to calculate the mineral resources was defined according to the limits shown in Figure 14-13. The block model is orthogonal and rotated by 55°, reflecting the orientation of the deposit. Figure 14-14 shows the position and orientation of the block model used for this study. The chosen block size was 10 x 10 x 5 m to roughly reflect the available drill hole spacing and to adequately discretize the deposit.

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FIGURE 14-13: BLOCK MODEL LIMITS

FIGURE 14-14: LOCATION OF GRID AND MODEL LIMITS

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14.8	VARIOGRAPHY

The degree of spatial variability and continuity in a mineral deposit depends on both the distance and direction between points of comparison. Typically, the variability between samples is proportionate to the distance between samples. If the variability is related to the direction of comparison, then the deposit is said to exhibit anisotropic tendencies which can be summarized by an ellipse fitted to the ranges in the different directions. The semi-variogram is a common function used to measure the spatial variability within a deposit.

The components of the variogram include the nugget, the sill, and the range. Often samples compared over very short distances (including samples from the same location) show some degree of variability. As a result, the curve of the variogram often begins at a point on the y-axis above the origin; this point is called the nugget effect. The nugget effect is a measure of not only the natural variability of the data over very short distances, but also a measure of the variability which can be introduced due to errors during sample collection, preparation, and assaying.

Typically, the amount of variability between samples increases as the distance between the samples increase. Eventually, the degree of variability between samples reaches a constant or maximum value; this is called the sill, and the distance between samples at which this occurs is called the range.

The spatial evaluation of the data was conducted using a correlogram instead of the traditional variogram. The correlogram is normalized to the variance of the data and is less sensitive to outlier values; this generally gives cleaner results.

Correlograms were generated for the distribution of gold in the various areas using the commercial software package Sage 2001© developed by Isaaks & Co. A sample correlogram is shown in Figure 14-15. The correlogram models that are used for the estimation of the kriged blocks are shown in Figures 14-16, 14-17, 14-18, and 14-19 which represent the models for gold within the ore zones, silver within the ore zones, gold within the country rock, and silver within the country rock, respectively.

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FIGURE 14-15: EXAMPLE OF CORRELOGRAMS FOR THE MINERALIZED UNITS

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FIGURE 14-16: GEOSTATISTICAL MODEL FOR GOLD USED FOR ESTIMATION WITHIN THE

MINERALIZED UNITS

FIGURE 14-17: GEOSTATISTICAL MODEL FOR SILVER USED FOR ESTIMATION WITHIN

MINERALIZED UNITS

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FIGURE 14-18: GEOSTATISTICAL MODEL FOR GOLD USED FOR ESTIMATION WITHIN THE COUNTRY ROCK

FIGURE 14-19: GEOSTATISTICAL MODEL FOR SILVER USED FOR ESTIMATION WITHIN THE COUNTRY ROCK

The block model grades for gold were estimated using ordinary kriging. Estimates were validated using the Hermitian Polynomial Change of Support model (Journel and Huijbregts, 1978), also

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known as the Discrete Gaussian Correction. The ordinary kriging models were generated with a relatively limited number of composites to match the change of support or Herco (HERmitian COrrection) grade distribution. This approach reduces the amount of smoothing (also known as averaging) in the model and, while there may be some uncertainty on a localized scale, this approach produces reliable estimates of the potentially recoverable grades and tonnage for the overall deposit. The interpolation parameters are summarized by domain in Table14.1.

TABLE 14.1: INTERPOLATION PARAMETERS

Range Y (m)	Range X (m)	Range Z (m)	Rotation Z	Rotation Y	Rotation X	Min # Comps	Max # Comps	Max Per DDH # Comps
100	50	100	50	-25	0	5	16	4

During grade estimation, search orientations were designed to follow the general trend of the mineralization in each of the zone domains.

The estimation plan includes the following:

—	Store the mineralized zone code and percentage of mineralization.
—	Estimate the grades for each of the metals using ordinary kriging in a single pass.
—	Include a minimum of five composites and a maximum of sixteen, with a maximum of four from any one drill hole.

The resulting block model is shown in plan view for the gold and silver grades in Figures 14-20 and 14-21, respectively. Figure 14-22 shows a section view of the resulting block model with gold grades.

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FIGURE 14-20: PLAN VIEW OF BLOCK MODEL SHOWING GOLD GRADE MODEL

FIGURE 14-21: PLAN VIEW OF BLOCK MODEL SHOWING SILVER GRADE MODEL

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FIGURE 14-22: SECTION OF BLOCK MODEL WITH GOLD GRADES

SHOWN WITH GEOLOGY, TOPOGRAPHY, AND DRILL HOLES

14.9	MINERAL RESOURCE CLASSIFICATION

Both the spatial variation pattern incorporated in the variogram and the drill hole spacing can help predict the reliability of a gold metal estimate. The measure of estimation reliability, or uncertainty, is confirmed by the width of a confidence interval, or the “confidence limits”. Given how reliable the metal content estimate must be, it is possible to calculate the drill hole spacing required to achieve the target level of reliability. For example, in most pre-feasibility work, Indicated resources can be used to adequately generate a mine plan. For feasibility studies, Measured resources are often required to define the production within the payback period, and then Indicated resources are used for scheduling beyond the payback period.

In the case of the Esperanza Gold Project, there is information available from the multiple rock types and varied spacing between holes. Because many of the existing holes are approximately 25 m apart, the results of this study should be validated against current and future drilling.

14.9.1	Confidence Interval Estimation

Confidence intervals estimate the reliability of estimation for different volumes and drill hole spacing. A narrower interval implies a more reliable estimate, and drilling should include enough closely spaced holes to accurately determine the spatial correlation structure of gold samples less than 25 m apart.

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This study is based on ideas outlined in the following paragraphs. Using hypothetical, regular drill grids and the variograms from the composited drill hole sample data, confidence intervals or limits can be estimated for different drill hole spacing and different production periods, or equivalent volumes. The confidence limits for 90% relative confidence intervals should be interpreted as follows:

—

If the limit is given as 8%, then this means there is a 90% chance that the actual value of production (tonnes and grade) is within ± 8% of the estimated value for a volume equal to that required to produce enough ore tonnage in the specified period (e.g., a quarter or year). This means it is unlikely that the true value will be more than 8% different relative to the estimated value (either high or low) over the given production period.

The method of estimating confidence intervals is an approximate method that has been shown to perform well when the volume being predicted from samples is sufficiently large (Davis, B. M., Some Methods of Producing Interval Estimates for Global and Local Resources, SME Preprint 97-5, 4p.)

In this case, the smallest volume that would be most appropriate for this method is the production from one year. Using these guidelines, an idealized block configured to approximate the volume produced in one month is estimated by ordinary kriging using the idealized sample grids.

Relative variograms are used in the estimation of the block. Relative variograms are used rather than ordinary variograms because the standard deviations from the kriging variances are expressed directly in terms of a relative percentage.

The kriging variances from the ideal blocks and grids are divided by twelve (assuming approximate independence in the production from month to month) to calculate a variance for yearly ore output. The square root of this kriging variance is then used to construct confidence limits under the assumption of normally distributed errors of estimation. For example, if the kriging variance for a block is s2m, then the kriging variance for a year is s2y = s2m/12. The 90% confidence limits are as follows:

Confidence Limit = ±1.645 x sy.

The confidence limits for a given production rate are a function of the spatial variation of the data and the sample or drill hole spacing.

14.9.2	Drill Hole Grid Spacing

For this exercise, the drill hole grids tested were 10x100 m, 50x50 m, 25x25 m, and 10x10 m.

The following additional assumptions were made for the confidence interval calculations:

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—	Variograms are appropriate representations of the spatial variability for presence of mineralization and metal grade.

—	Bulk density for the zones is approximately 2.6.

—	Most of the uncertainty in metal production within domains is due to the fluctuation of metal grades and not variation in the presence or absence of the unit.

—	Possible total combined production rate (from all zones) is approximately 20,000 t/d.

Although there are several distinct rock types on the Esperanza property, this study is limited to the skarns because these areas contain the bulk of the potentially economic mineralization. Confidence limits for gold metal production are shown in the Figure 14-23. The curves show a graphical representation of how the uncertainty decreases with decreased drill hole spacing. Based on the current information, it appears that sampling on a 40-m grid will produce uncertainty for the year at ±15% in the skarns, and sampling on a 100-m grid will produce a ±30% uncertainty in the skarns, which is still relatively low.

FIGURE 14-23: RELATIVE CONFIDENCE LIMITS

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14.9.3	Indicator Variograms

To investigate the continuity of mineralization, a series of indicator variograms were produced for the mineralized skarn zones. The indicator variograms are based on an indicator variable that is designed to delineate the presence or absence of mineralization generally, rather than at a specific grade threshold; however, the threshold is roughly based on mineralized intercepts of at least 2 m and greater than 0.3 g/t. The uncertainty calculation results (in Figure 14-23 above) are consistent with the indicator variogram results. The variogram ranges show that most of the continuity in grades above threshold deteriorates somewhere between 20 m and 40 m, but the ultimate ranges extend to approximately 100 m. These observations provide additional support for the resource classification criteria outlined below.

14.9.4	Classification of Resources

Based on BD Resource Consulting, Inc. criteria, Indicated resources must be estimated so the uncertainty of yearly production is no greater than ±15% with 90% confidence, and Measured resources must be estimated so the uncertainty of quarterly production is no greater than ±15% with 90% confidence. Based on current sample information, it appears that the spacing to predict the Measured category will be much smaller than 20 m.

The results of this study indicate that gold reliability meets the uncertainty threshold for annual production volumes when the drill hole spacing is 40 m. At a spacing of 40 m, the confidence intervals are sufficiently narrow to delineate Indicated resources.

It should also be noted that the confidence limits only consider the variability of grade within the deposit. There may be other aspects of deposit geology and geometry such as geological contacts or the presence of faults or structures that may impact the drill hole spacing. These factors should not be discounted or ignored when making a final drill grid decision.

The following categories define the grid spacing used for each resource classification assuming the 20,000 t/d production rate, if metal production estimation is used as the driving factor:

Measured

Note: Based on the CIM definitions, continuity must be demonstrated in the designation of Measured (and Indicated) resources; therefore, no Measured resources can be declared based on one hole. The uncertainty regarding current information suggests that a drill hole spacing of approximately 10 m will be required to delineate Measured resources.

Indicated

Indicated resources would be delineated from multiple drill holes located on a nominal 40-m square grid pattern.

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Inferred

Any material not falling in the Measured or Indicated categories and within a maximum 50 m of one hole is designated as Inferred resources. This means that in order to estimate Inferred resources, holes must be drilled on 100-m sections, with less than or equal to 100-m down-dip on a section.

The spacing distances are intended to define contiguous volumes and they should allow for some irregularities due to actual drill hole placement. The final classification volume results typically must be smoothed manually to produce a coherent classification scheme.

The study described in this report indicates that 40-m drill hole spacing may be sufficient to delineate Indicated resources. The calculation of uncertainty should be monitored as drilling progresses. A conditional simulation study, in conjunction with any future results, may provide a more confident nomination of the spacing for both Indicated and Measured resources.

The continuity and related uncertainty of mineralization in each of the zones suggests that Inferred resources can be estimated based on drill holes spaced at a maximum of 100 m along a mineralized zone. Inferred resources can be estimated based on drilling holes spaced at no more than 50 m from the volume to be estimated.

To further ensure confidence and continuity, the blocks were displayed at the chosen thresholds of 10 m and 40 m to the nearest composite, and a boundary was digitized to create a smooth surface and to reduce the “spotted dog” effect. A solid was then created and coded back into the model by majority code, using > 99% partials to be classified as Measured or Indicated and > 25% partials to be classified as Indicated. The remainder, those that were less than 100 m from nearest composite, was classified as Inferred.

14.10	MINERAL RESOURCES

The mineral resources show reasonable prospects of economic extraction.

CIM Definition Standards for Mineral Resources and Mineral Reserves (November 2010) define a mineral resource as:

“[A] concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The “reasonable prospects for economic extraction” requirement generally implies that quantity and grade estimates meet certain economic thresholds and that mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recovery.

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The “reasonable prospects for economic extraction” were tested using floating cone pit shells, shown in Figure 14-24, based on reasonable economic assumptions, shown in Figure 14-25. The economic assumptions include the following: $1,600/ounce Au, $24.00/ounce Ag, 65% Au recovery, 25% Ag recovery, $2.60/t mining costs, $0.64/t G&A (i.e. general and administrative expenses), $4.20/t milling costs, and a pit slope of 45°. The pit optimization results are used solely for the purpose of testing the “reasonable prospects for economic extraction,” and do not represent an attempt to estimate mineral reserves. The optimization results are used to assist with the preparation of a Mineral Resource Statement and to select and appropriate reporting assumptions.

FIGURE 14-24: OPTIMIZED PIT WITH BLOCK MODEL

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FIGURE 14-25: PIT OPTIMIZATION FOR REASONABLE PROSPECT TEST

The mineral resources are listed in Table 14.2 for gold and silver. These mineral resources are listed at a base case cut-off grade of 0.2 g/t gold. Table 14.3 lists the resources at varying cut-off grades for Measured, Indicated, and Inferred resources.

TABLE 14.2: MINERAL RESOURCES FOR ESPERANZA AT A 0.2 G/T AU CUT-OFF GRADE (ROUNDED), MARCH 1,

2014

CLASS	TONNES	AU g/t	AG g/t	AU ounces	AG Ounces
MEASURED	7,620,000	0.567	4.6	158,000	1,151,000
INDICATED	68,018,000	0.645	4.7	1,349,000	15,395,000

MEASURED & INDICATED	75,638,000	0.637	4.688	1,507,000	16,546,000

INFERRED	6,746,000	0.737	4.8	135,000	1,722,000

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TABLE 14.3: MINERAL RESOURCES BY CLASS AND CUT-OFF SENSITIVITY (ROUNDED)

CLASS	CUTOFF	TONNES	AU g/t	AG g/t	AU ounces	AG Ounces
MEASURED	0.1	9,057,000	0.567	4.6	165,000	1,334,000
	0.2	7,620,000	0.645	4.7	158,000	1,151,000
	0.3	6,182,000	0.737	4.8	147,000	946,000
	0.4	4,850,000	0.845	4.7	132,000	733,000
	0.5	3,792,000	0.955	4.8	116,000	579,000
INDICATED	0.1	89,470,000	0.504	6.7	1,449,000	19,129,000
	0.2	68,018,000	0.617	7.0	1,349,000	15,395,000
	0.3	53,000,000	0.722	7.3	1,230,000	12,354,000
	0.4	41,827,000	0.822	7.4	1,105,000	9,911,000
	0.5	32,872,000	0.924	7.6	976,000	7,979,000

MEASURED & INDICATED	0.1	98,527,000	0.510	6.5	1,614,000	20,463,000
	0.2	75,638,000	0.620	6.8	1,507,000	16,546,000
	0.3	59,182,000	0.723	7.0	1,377,000	13,300,000
	0.4	46,677,000	0.824	7.1	1,237,000	10,644,000
	0.5	36,664,000	0.927	7.3	1,092,000	8,558,000

INFERRED	0.1	9,278,000	0.492	7.2	147,000	2,151,000
	0.2	6,746,000	0.623	7.9	135,000	1,722,000
	0.3	5,296,000	0.725	8.6	123,000	1,468,000
	0.4	3,974,000	0.850	8.8	109,000	1,122,000
	0.5	3,161,000	0.953	9.4	97,000	958,000

Mineral resources are not mineral reserves until they have demonstrated economic viability. Mineral resource estimates do not account for a resource’s mineability, selectivity, mining loss, or dilution. These estimates include Inferred mineral resources that are normally considered too geologically speculative for the application of economic considerations; therefore, they are unable to be classified as mineral reserves. Also, there is no certainty that these Inferred mineral resources will someday be converted into Measured or Indicated resources as a result of future drilling or the application of economic considerations.

14.11	MODEL VALIDATION

A graphical validation was done on the block model to complete the following:

—	Check the reasonableness of the estimated grades, based on the estimation plan and the nearby composites.
—	Compare the general drift and the local grade trends of the block model to the drift and local grade trends of the composites.
—	Ensure that all required blocks are filled in.
—	Check that the topography has been properly accounted for within the model blocks.
—	Check the manual ballpark estimates for tonnage to determine reasonableness.
—	Inspect and explain, when necessary, the high-grade blocks created as a result of outliers.

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A full set of digital cross sections, long sections, and plans, showing the block grades and composites, were used to check the block model. There was no evidence that any blocks were wrongly estimated. It appears that every block grade can be explained as a function of the surrounding composites, the correlogram models used, and the estimation plan applied.

The following validation techniques were used: Visual inspection of model on a section-by-section and plan-by-plan basis.

—	Use of grade-tonnage curves.
—	Review of histograms of varying cut-off grades that demonstrated a relatively uniform, normal distribution.
—	Review of swath plots that compared the Ordinary Kriged blocks with the Inverse Distance and Nearest Neighbour estimates.
—	Inspection of histograms to determine the distance of the first composite to the nearest block and the average distance to blocks for all composites used.
—	Review of kriging variances.

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15 ADJACENT PROPERTIES

There are no mineral properties adjacent to Espernza that have been identified to date.

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16  OTHER RELEVANT DATA AND

    INFORMATION

Although there appears to be broad community support for the project, there appears to be resistance from the state authorities. Although mining is the jurisdiction of the federal government, the state appears to delay the development of any potential mine which is a risk to advancing and development of the property.

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17 INTERPRETATION AND CONCLUSIONS

The Esperanza Gold Project, located in the State of Morelos, Mexico, is at a stage to commence with further advanced studies on the project. It is located 80 km south of Mexico City and 12 km from Cuernavaca in the State of Morelos. Significant drilling has been completed on the Esperanza Gold project over various drilling campaigns. Drilling to date has defined a resource that forms the basis for this update.

Resources were calculated at a 0.2 g/t gold cutoff with measured and indicated mineral resources of 1,507,000 ounces of gold and 16,546,000 ounces of silver, with additional inferred mineral resources of 135,000 ounces of gold and 1,722,000 ounces of silver.

Further work is justified to proceed towards an updated Preliminary Economic Assessment followed potentially by a Pre-feasibility study should the results be positive.

Opportunities lie in exploration potential outside of the main resource area. The main significant risk to the project is that the state government appears to not view mining activity as a positive development and resist the company’s efforts.

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18 RECOMMENDATIONS

In order to further evaluate the economic viability and advance the Esperanza Gold Project, the following recommendations should be considered in 2014:

—	Continue density measurements and analysis.
—	Revise lithological interpretations to increase continuity and confidence.
—	Interpret and model alteration.
—	Continue with advanced metallurgical studies.
—	Continue environmental/archeological studies.
—	Continue with activities related to and completion of PEA/Pre-feasibility Study.
—	Continue support and positive involvement in local communities.

An approximate budget for the above, not including a potential Pre-feasibility Study would be US$350,000-US$550,000 as no further drilling is required. Costs for a Pre-feasibility level study will require detailed costing and firm quotes.

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19 REFERENCES

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Bond, William D., Turner, Dean D., 2008. Cerro Jumil Project, Mexico, NI 43-101 Technical Report – Prepared for: Esperanza Silver Corporation.

Bond, William D., Turner, Dean D., 2010. Cerro Jumil Project, Mexico 2010 Resource Update NI 43-101 Technical Report – Prepared for Esperanza Resources Corporation.

Bond, William D., Turner, Dean D., Dyer, Thomas, Maxwell, Doug K., Khoury, Charlie, Shonts, Ernest T., 2011. Preliminary Economic Assessment NI 43-101 Technical Report, Cerro Jumil Project, Mexico –Prepared for Esperanza Resources Corporation.

CIM Standing Committee on Reserve Definitions, 2010. CIM Definition Standards – For Mineral Resources and Mineral Reserves. Retrieved from

http://web.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf, 10p.

Davis, B.M., 1997, Some methods of producing interval estimates for global and local resources; Society for Mining, Metallurgy, and Exploration Preprint 97-5, 5p.

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Benitez, S., and Augosto, Juan. 1998. Reporte de Barrenacion con Diamonte, Proyecto La Esperanza, Julio de 1998. Report for Minera Teck.

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Dyer, Thomas. 2009. The report titled Cerro Jumil Preliminary Economic Assessment Mining Study Morelos State, Mexico. Prepared for Esperanza Silver Corporation.

Dyer, Thomas. 2011. Report titled “Preliminary Economic Assessment Mine Study, Cerro Jumil, Mexico,” prepared for Esperanza Resource Corporation by Mine Development Associates.

Golder Associates Inc. 2011. Technical Memorandum “Conceptual Design of Heap Leach Facility, Cerro Jumil Gold Project, Morelos State, Mexico,” Prepared for Esperanza Resources, Golder Project No. 113-81626, 5 pp. July.

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Herman, Riaan, McCandlish, Keith, 2012. Cerro Jumil Project, 2012 Mineral Resource Estimate. DMT Geosciences Ltd. Reorted on behalf of Esperanza Resources Corp.

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Isaaks, E.H., Srivistava, R.M. 1989 An Introduction to Applied Geostatistics, Oxford University Press, Oxford, New York.

Journel, A., Huijbregts, C.J., 1978, Mining Geostatics. London: Academic Press. 600p.

Kearvell, Gillian. 1996. Report on the Esperanza Property, 1996 Exploration Results. Report for Minera Teck. November.

Kuestermeyer, A, et al. 2008. Feasibility Study, NI 43-101 Technical Report, Vista Gold Corporation, Paredones Amarillos Gold Project, Baja California Sur, Mexico by SRK Consulting (US), Inc.

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KIRKHAM GEOSYSTEMS LTD.	MARCH 2014

Lyntek. 2009. Cerro Jumil Preliminary Economic Assessment; Prepared for Esperanza Silver Corporation.

Lyntek. 2011. Cerro Jumil Preliminary Economic Assessment: Douglas Maxwell, Lyntek Inc. Prepared for Esperanza Resources Corp.

Mertens, R. 2003. Logistic and Technical Report for Contract GA 100-02 for the Induced Polarization survey over La Esperanza Property, Tetlama, Morelos, Mexico. Report for Recursos Cruz del Sur, S.A. de C.V.

Mertens, R., et al. 1997. Geophysical Survey Summary Interpretation Report Regarding the Gradient Tdip Resistivity Induced Polarization Survey over La Esperanza Project by Quantec IP Inc. Project MX-115. Report for Minera Teck. August.

Miereles, J. 2007. Determination of the Gold and Silver Recovery by Cyanidation, of One Ore Composite. Prepared for Esperanza Silver de Mexico, S.A. de C.V. by SGS de Mexico, S.A. de C.V.

Mintec, Inc. 2003. MineSight 3D System Software and Documentation. Mintec, inc., Tucson, Arizona.

Ochoa, L. 2006. Petrographic Report on Select Core Specimens. Prepared for Esperanza Silver de México. S.A. de C.V.

Ramos, F.A., et al. 2008. Vertebrados de la Comunidad de Tetlama, Municipio de Temixco, Morelos. Prepared for Esperanza Silver de México, S.A. de C.V.

Vector Engineering, Inc. 2009. Technical Memorandum “Conceptual Design of Gold Heap Leach Facility, Cerro Jumil Gold/Silver Project, Morelos State, Mexico.” Prepared for Esperanza Silver Corporation. Vector Project No. 09-30-0400.16 pp. July 2009.

Wallis, C. Stewart. 2003. Technical Report on the La Esperanza Property, Mexico. Report for Reliant Ventures Ltd.

Wellmer, F.-W. 1998. Statistical Evaluations in Exploration for Mineral Deposits. Springer-Verlag, Berlin Heidelberg.

ESPERANZA RESOURCES CORP.	NI 43-101 Technical Report Esperanza Gold Project 19-3

KIRKHAM GEOSYSTEMS LTD.	MARCH 2014

20 DATE AND SIGNATURES

I, Garth David Kirkham, P.Geo., do hereby certify that:

1.	I am a consulting geoscientist with an office at 6331 Palace Place, Burnaby, British Columbia.

2.	This certificate applies to the technical report titled “Mineral Resource Estimation of the Esperanza Gold Project, Morelos State, Mexico”, dated of March 1, 2014 prepared for Alamos Gold Inc.

3.

I am a graduate of the University of Alberta in 1983 with a BSc. I have continuously practiced my profession since 1985. I have worked on and been involved with NI43-101 studies on the Cantung Deposit, Canada, the Monterde Au-Ag Project, Mexico, the Peneoles Au-Ag Project, Mexico.

4.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of BC (APEGBC) in addition to Ontario (APGO), Alberta (APEGGA), Manitoba (APEGM), and the Northwest Territories and Nunavut (NAPEGG).

5.	I visited the property on February 17-18, 2014.

6.	In the technical report titled entitled “Mineral Resource Estimation of the Esperanza Gold Project, Morelos State, Mexico” dated March 1, 2014, I am responsible for all sections.

7.	I have not had prior had involvement with the property.

8.	I am independent of Alamos Gold Inc. and Esperanza Resources Corp. as defined in Section 1.5 of National Instrument 43-101.

9.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of a Qualified Person as defined in National Instrument 43-101.

10.	I have read National Instrument 43-101, Standards for Disclosure of Mineral Projects and Form 43-101F1. This technical report has been prepared in compliance with that instrument and form.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

Effective Date: March 1, 2014

Signing Date: March 1, 2014

  “Garth Kirkham” {signed and sealed}

Garth Kirkham, P.Geo.

Kirkham Geosystems Ltd.

ESPERANZA RESOURCES CORP.	NI 43-101 Technical Report Esperanza Gold Project 20-1